The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)

Registration No. 333-128989

PRELIMINARY PROSPECTUS SUPPLEMENT	Subject to completion	December 7, 2005

(To Prospectus dated November 30, 2005)

3,000,000 Shares

Common Stock

We are offering 1,500,000 shares of our common stock and the selling stockholders named in this prospectus supplement are offering 1,500,000 shares of our common stock to be sold in this offering. We will not receive any proceeds from the sale of shares by the selling stockholders. The selling stockholders are members of our senior management and certain entities they control. See “Selling stockholders” on page S-15 of this prospectus supplement.

Our common stock is traded on the New York Stock Exchange under the symbol “DRQ.” On December 6, 2005, the last reported sale price of our common stock was $52.61 per share.

Before buying any of these shares of our common stock, you should carefully consider the risk factors described in “ Risk factors” beginning on page S-7 of this prospectus supplement and on page 2 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus supplement and the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Dril-Quip	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters have a 30-day option to purchase up to an additional 450,000 shares of common stock to cover over-allotments at the public offering price per share, less the underwriting discounts and commissions, from the selling stockholders and us. The first          shares to be sold upon any exercise of the underwriters’ over-allotment option will be sold by the selling stockholders pro rata, and any additional shares will be sold by us. See “Use of proceeds” on page S-11 of this prospectus supplement.

Delivery of the shares will be made on or about December     , 2005.

Joint Book-Running Managers

UBS Investment Bank	Morgan Stanley

Senior Co-Manager

Lehman Brothers

Co-Managers

Simmons & Company International	Howard Weil Incorporated

DRIL-QUIP Products

1. Specialty Connectors
2. Mudline Suspension Systems
3. Surface Wellhead Systems
4. Surface Production Trees
5. Subsea Wellhead Systems
6. Wellhead Connectors
7. Subsea Production Trees
8. Completion Riser
9. Drilling Riser Systems
10. Production Riser Systems
11. Diverter Systems
12. Tie-Back Connectors
13. Template Systems
14. Liner Hangers
15. Control Systems
16. Manifolds & Flowline Connection Systems

DRIL-QUIP®

Drilling and Production Platform
Jack-Up Drilling Rig
FPSO
Tension Leg Platform
Semi-Submersible
SPAR
Dynamically Positioned Drill Ship

You should rely only on information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, the selling stockholders have not and the underwriters have not authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement, the accompanying prospectus and each document incorporated by reference is accurate only as of the date of such document, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus.

Prospectus

About This Prospectus	i
About Dril-Quip	1
Risk Factors	2
Cautionary Statement about Forward- Looking Statements	7
Use of Proceeds	9
Ratio of Earnings to Fixed Charges	9
Description of Debt Securities	10
Description of Capital Stock	19
Description of Warrants	26
Selling Stockholders	27
Plan of Distribution	30
Legal Opinions	32
Experts	32
Where You Can Find More Information	32

i

Prospectus supplement summary

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus supplement and the accompanying prospectus carefully, including the section entitled “Risk factors” beginning on page S-7 of this prospectus supplement and on page 2 of the accompanying prospectus and the documents incorporated by reference, before making an investment decision.

The terms “we,” “our,” “us” and “Dril-Quip” used herein refer to Dril-Quip, Inc. and its subsidiaries unless otherwise indicated or as the context so requires.

OUR BUSINESS

We design, manufacture, sell and service highly engineered offshore drilling and production equipment that is well suited for use in deepwater, harsh environment and severe service applications. Our principal products consist of subsea and surface wellheads, subsea and surface production trees, mudline hanger systems, specialty connectors and associated pipe, drilling and production riser systems, wellhead connectors and diverters. We also provide installation and reconditioning services and rent running tools for use in connection with the installation and retrieval of our products.

We have developed our broad line of subsea equipment, surface equipment and offshore rig equipment primarily through internal product development efforts. We believe that we have achieved significant market share and brand name recognition with respect to our established products due to the technological capabilities, reliability, cost effectiveness and operational timesaving features of these products. We are currently in the latter stages of introducing three new products, liner hangers, subsea control systems and subsea manifolds, which will substantially broaden the market we serve. With the introduction of subsea control systems and subsea manifolds, we expect to be able to offer customers a fully integrated subsea production package, which will allow us to compete for the larger field development projects. For the twelve months ended September 30, 2005, net income was $24.7 million on revenues of $303.0 million. As of September 30, 2005, we had a backlog of approximately $234.0 million.

Our operations are organized into three geographic segments:

➢	Western Hemisphere (including North and South America; headquartered in Houston, Texas);

➢	Eastern Hemisphere (including Europe and Africa; headquartered in Aberdeen, Scotland); and

➢	Asia-Pacific (including the Pacific Rim, Southeast Asia, Australia, India and the Middle East; headquartered in Singapore).

Each of these segments sells similar products and services.

We manufacture our products at our 1.3 million square feet of facilities located in Houston, Texas; Aberdeen, Scotland; Singapore; and Macaé, Brazil. We maintain additional facilities for fabrication and/or reconditioning in Norway, Denmark and Australia. Our manufacturing operations are vertically integrated, allowing us to perform substantially all of our forging, heat treating, machining, fabrication, inspection, assembly and testing at our own facilities. For the nine months ended September 30, 2005, approximately 63% (on the basis of revenues generated) of all of our products sold were manufactured in the United States.

Our principal customers are major integrated oil and gas companies, large independent oil and gas companies and foreign national oil and gas companies that focus on offshore exploration and production. We market our products through our offices and sales representatives located in the major international energy markets throughout the world. For the nine months ended September 30, 2005, we generated approximately 67% of our revenues from sales outside the United States.

We were co-founded in 1981 by Larry E. Reimert, Gary D. Smith, J. Mike Walker and an investor who is no longer affiliated with us. Messrs. Reimert, Smith and Walker serve as Co-Chairmen of our board of directors and as our Co-Chief Executive Officers. Together, Messrs. Reimert, Smith and Walker have over 100 years of combined experience in the oilfield equipment industry, essentially all of which has been with us and our major competitors. Together, they and entities under their control will beneficially own approximately 44% of our common stock upon completion of this offering (assuming no exercise of the underwriters’ over-allotment option).

INDUSTRY OVERVIEW

Both the market for offshore drilling and production equipment and services and our business are substantially dependent on the financial condition of the oil and gas industry and, in particular, the willingness of oil and gas companies to make capital expenditures on exploration, drilling and production operations offshore. The level of capital expenditures has generally been dependent upon the prevailing view of future oil and gas prices, which are influenced by numerous factors affecting the supply and demand for oil and gas, including worldwide economic activity, interest rates and the cost of capital, environmental regulation, tax policies, and the ability of OPEC and other producing nations to set and maintain production levels and prices. Capital expenditures are also dependent on the cost of exploring for and producing oil and gas, the sale and expiration dates of offshore leases, the discovery rate of new oil and gas reserves in offshore areas and technological advances. Oil and gas prices and the level of offshore drilling and production activity have historically been characterized by significant volatility.

High oil and gas prices in 2004 and the first 11 months of 2005 have resulted in oil operators increasing capital spending for both exploration and development programs. As various geopolitical issues have limited the ability of oil and gas companies to invest in areas such as Russia and the Middle East, an increasing amount of this capital spending has been in the deepwater areas in which we operate. This shift is reflected in the projected 200% increase in oil and gas production expected to come from deepwater in 2010, according to Cambridge Energy Research Associates’ estimates.

STRENGTHS

➢	Significant Exposure to the Expected Growth in Offshore Expenditures. With projections of sustained high oil and gas prices, operators are expected to substantially increase the level of capital spending for offshore exploration and development, increasing the demand for both offshore drilling rigs and floating production units. According to ODS-Petrodata, the total number of worldwide offshore mobile drilling rigs is expected to increase by approximately 10% with 55 rigs planned for delivery over the next three years, including 12 new deepwater drilling rigs capable of drilling in over 3,000 feet of water. In addition, Quest Offshore Resources projects that 195 new floating production units will come on-line over the next five years, an increase of approximately 100% over the 96 units that came on-line between 2001 and 2005. As our drilling and production equipment is specifically designed for offshore markets, we have significant operating leverage to this rapidly growing offshore activity.

➢

Vertically Integrated Manufacturing Operations.  We design and manufacture essentially all of our products at our own facilities and have made significant capital investments in developing our vertically integrated manufacturing capability. Our primary raw material is cast steel ingots, from which we produce shaped steel forgings at our forge and heat treat facility. This vertically integrated manufacturing process, which is unique in our sector, gives us the flexibility to better meet the specific demands and specifications of our customers and provides key competitive advantages in controlling the cost, quality and delivery of our products.

➢	Available Capacity to Capitalize on Market Opportunities. Since 1997, we have more than doubled our facilities and our manufacturing capacity. As the market for subsea equipment continues to grow, we are well positioned to capitalize on the expected increased demand for our products.

➢	High Quality, Internally Developed Product Offering. We have developed our broad line of subsea equipment, surface equipment and offshore rig equipment primarily through our internal product development efforts. We believe that we have achieved significant market share and brand name recognition with respect to our established products due to the technological capabilities, reliability, cost effectiveness and operational timesaving features of these products. In particular, our Quik-Thread® and Quik-Stab® specialty connectors, MS-15® mudline hanger systems and SS-10® and SS-15® subsea wellheads are among the most widely used in the industry.

➢	Track Record of New Product Innovation. Through our internal product development efforts, we have continually introduced new products and product enhancements since our founding in 1981, offering 16 product introductions over the last 24 years. These have included subsea and surface wellheads, subsea and surface production trees, mudline hanger systems, specialty connectors, drilling and production riser systems, and wellhead connectors and diverters. New products currently being introduced include liner hangers, subsea control systems and subsea manifold systems, which are expected to allow us to offer a fully integrated subsea package and serve a larger market.

➢	Global Presence with Diversified Customer Base. We are a global company with exposure to all major offshore oil and gas markets. We maintain manufacturing, fabrication and reconditioning facilities in Houston, Aberdeen, Singapore and Macaé, and sales and service bases around the world. Our principal customers are major integrated oil and gas companies, large independent oil and gas companies and foreign national oil and gas companies that focus on offshore exploration and production. We are not dependent on any one customer or group of customers.

➢	Experienced Management with Aligned Incentives. Our three Co-Chief Executive Officers are all actively involved in our day-to-day operations and have over 100 years of combined experience in the oilfield equipment industry. After this offering, our three Co-Chief Executive Officers will beneficially own approximately 44% of our common stock and thus their economic interests will remain aligned with our other stockholders. In addition, most of our key department managers have been with us over 10 years.

STRATEGY

We are committed to profitably growing our company through gaining market share for our existing products and penetrating and capturing markets for our new products. To achieve our strategy, we are focused on the following:

➢	Capitalizing on Our Vertically Integrated Manufacturing Operations. Our vertically integrated manufacturing operations allow us to perform substantially all of our forging, heat treating, machining, fabrication, inspection, assembly and testing at our own facilities. In contrast, our major competitors depend on outside sources for all or a substantial portion of their forging and heat treat requirements. We believe that our vertically integrated manufacturing operations provide the flexibility to better meet the specific demands and specifications of our customers and the ability to better control cost, quality, and delivery of our products. We intend to leverage these advantages to meet our customers’ requirements more effectively and gain market share.

➢	Leveraging Our Proven Product Development Expertise. Since our founding, we have been actively engaged in product development to generate new products and improve the effectiveness and reliability of existing products. As the expansion of offshore exploration and production into more hostile environments requires more technological advances in the oil and gas industry, we believe our proven product development expertise will enable us to penetrate and capture increased market share and serve a larger market with our new products. We believe our new products will complement our existing products, better enabling us to compete for larger, integrated subsea projects.

➢	Growing Our Capacity and Global Presence. Since our initial public offering in 1997, we have made substantial investments in manufacturing capacity. We have expanded our global presence, recently adding manufacturing capabilities in Brazil to complement our operations in Houston, Aberdeen and Singapore. We also continue to broaden our network of sales personnel and independent sales representatives throughout the world. We believe this expanded manufacturing capacity and broadened global presence will enable us to gain market share in the current environment.

➢	Maintaining a Low Cost Structure to Optimize Returns. We are committed to generating attractive returns on the capital employed in our business and have consistently maintained a low cost structure. To further increase our return on capital employed, we continue to pursue various initiatives to improve our systems, optimize our use of working capital and realize various operational efficiencies.

➢	Preserving a Strong Balance Sheet. We believe a strong balance sheet and financial flexibility will provide the ability to capitalize on opportunities to grow our business as well as the financial capacity to compete effectively for larger, integrated offshore projects.

CONTROLLED COMPANY STATUS

We are currently a controlled company under the rules of the New York Stock Exchange and are therefore exempt from certain corporate governance requirements of the NYSE. Our controlled company status is based on the collective ownership of more than 50% of our common stock by Messrs. Reimert, Smith and Walker and entities under their control. Upon the completion of this offering, we will no longer be a controlled company. Pursuant to NYSE rules, we will be required to:

➢	have a majority independent board of directors within one year of the closing of the offering;

➢	adopt a written charter meeting NYSE requirements for our nominating/corporate governance committee and have at least one independent director on our nominating/corporate governance committee as of the closing of the offering;

➢	have a majority of independent directors on our nominating/corporate governance committee within 90 days of ceasing to be a controlled company and a fully independent nominating/corporate governance committee within one year of the closing of the offering; and

➢	adopt a written charter meeting NYSE requirements for our compensation committee, which is composed entirely of independent directors, as of the closing of the offering.

In order to satisfy the majority independent board requirement, we plan to increase the size of our board of directors from six to seven members and for the current members of our board of directors to appoint a new independent director.

THE OFFERING

Common stock to be sold:

➢ By us	1,500,000 shares.

➢ By the selling stockholders	1,500,000 shares.

Total

3,000,000 shares. Except as the context otherwise indicates, the information in this prospectus supplement assumes an offering price of $52.61 per share and no exercise of the underwriters’ over-allotment option.

Total common stock outstanding after the offering	19,216,549 shares (based on shares outstanding as of December 5, 2005).

Over-allotment option

450,000 shares. The first          shares to be sold upon any exercise of the underwriters’ over-allotment option will be sold by the selling stockholders pro rata, and any additional shares will be sold by us. Accordingly, the selling stockholders will receive all proceeds from any exercise of the underwriters’ over-allotment option until the aggregate public offering price of all shares sold by them in this offering would exceed $100 million. Please read “Selling stockholders” and “Underwriting—Over-Allotment Option” for more information.

Use of proceeds

We intend to use the estimated net proceeds to us of approximately $75.3 million for general corporate purposes, including working capital to fund development and commercialization of new products and capital expenditures to improve and expand facilities and equipment and manufacture additional running tools for rental. We will not receive any of the proceeds from the shares sold by the selling stockholders. All of the shares being offered by the selling stockholders are being offered by our three Co-Chairmen and Co-Chief Executive Officers, or entities they control. Please read “Use of proceeds” and “Selling stockholders” for more information.

Risk factors

Please read the section entitled “Risk factors” beginning on page S-7 of this prospectus supplement and on page 2 of the accompanying prospectus for a discussion of some of the factors you should carefully consider before deciding to invest in our common stock.

New York Stock Exchange symbol	DRQ

SUMMARY HISTORICAL FINANCIAL DATA

We have derived the following summary historical financial data for the nine-month periods ended September 30, 2004 and 2005 from our unaudited consolidated financial statements and for each of the years in the five-year period ended December 31, 2004 from our audited consolidated financial statements. You should read the following financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes and the other financial information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Year ended December 31,					Nine months ended September 30,
	2000	2001	2002	2003	2004	2004	2005
						(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Revenues	$163,953	$202,900	$215,809	$219,498	$221,586	$164,521	$245,944
Cost of sales	111,267	140,920	156,928	157,988	153,433	115,471	168,885
Selling, general and administrative expenses	23,164	26,357	27,281	29,039	32,749	23,482	29,725
Engineering and product development expenses	12,116	14,533	15,231	16,525	17,090	12,474	15,964
Special items(1)	—	—	1,350	1,400	—	—	—

Total expenses	146,547	181,810	200,790	204,952	203,272	151,427	214,574
Operating income	17,406	21,090	15,019	14,546	18,314	13,094	31,370
Interest expense (income)	495	2,452	2,101	1,559	1,100	830	1,323

Income before income taxes	16,911	18,638	12,918	12,987	17,214	12,264	30,047
Income tax provision	5,880	6,436	4,195	4,036	4,741	3,677	9,196

Net income	$11,031	$12,202	$8,723	$8,951	$12,473	8,587	$20,851

Earnings per share:
Basic	$0.64	$0.71	$0.50	$0.52	$0.72	$0.50	$1.19
Diluted	$0.63	$0.70	$0.50	$0.52	$0.72	$0.50	$1.16
Weighted average shares outstanding:
Basic	17,274	17,292	17,293	17,293	17,295	17,293	17,527
Diluted	17,505	17,352	17,338	17,293	17,370	17,346	17,937

Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	$(12,193)	$(725)	$14,063	$26,965	$25,338	$21,449	$(11,063)
Net cash used in investing activities	(23,111)	(24,866)	(17,397)	(2,470)	(16,845)	(12,829)	(13,520)
Net cash provided by (used in) financing activities	30,279	30,214	(4,310)	(16,396)	(10,840)	(12,181)	27,317

Other Data:
Depreciation and amortization	$7,428	$8,597	$9,890	$10,558	$11,779	$8,663	$10,048
Capital expenditures	23,180	25,018	17,607	8,328	17,061	13,178	14,711

	As of December 31,					As of September 30,
	2000	2001	2002	2003	2004	2004	2005
						(unaudited)
	(in thousands)
Balance Sheet Data:
Working capital	$105,635	$131,098	$131,130	$135,924	$137,716	$129,234	$177,016
Total assets	233,341	279,959	281,763	278,181	303,565	277,738	364,408
Total debt	28,935	58,888	55,384	39,608	29,072	27,496	45,957
Total stockholders’ equity	161,790	172,865	185,310	199,647	216,363	208,772	241,614

(1)	Our 2002 results included a $1.35 million reserve established for warranty claims related to our drilling riser product. Our 2003 results included a $1.4 million special item resulting from the settlement of a warranty claim related to our drilling riser product.

Risk factors

You should carefully consider the following matters, in addition to the risk factors beginning on page 2 of the accompanying prospectus and other information we have provided in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference, before reaching a decision regarding an investment in our common stock.

Our principal stockholders will continue to have the ability to significantly influence our management and affairs and matters on which shareholders may vote following the offering.

Prior to this offering, our principal stockholders, Messrs. Reimert, Smith and Walker and certain entities they control, beneficially owned approximately 56% of our common stock. After giving effect to this offering, they will beneficially own approximately 44% of our common stock and will continue to be able to exert significant control over us. Messrs. Reimert, Smith and Walker and certain entities they control are parties to a stockholders agreement pursuant to which each party has agreed to vote the shares of our common stock held by such party to elect to our board of directors one designee of Mr. Reimert and his related parties, one designee of Mr. Smith and his related parties and one designee of Mr. Walker. As a result, Messrs. Reimert, Smith and Walker will be able to significantly influence all matters affecting us. In addition, such ownership may have the effect of delaying or preventing a change of control. Our principal stockholders are generally not prohibited from selling their interest in us to a third party. The rights and obligations of each of Messrs. Reimert, Smith and Walker and their related parties under the stockholders agreement terminate if they or their permitted transferees cease to own more than 10% of the total number of issued and outstanding shares of our common stock. Please read “Selling stockholders” for more information.

Our shares that are eligible for future sale may have an adverse effect on the price of our common stock.

Future sales of substantial amounts of our common stock, or a perception that such sales could occur, could adversely affect the market price of our common stock and could impair our ability to raise capital through the sale of our equity securities. The 3 million shares of common stock offered hereby will be generally eligible for immediate sale in the public market without restriction. This risk is compounded by the fact that a substantial portion of our common stock is owned by Messrs. Reimert, Smith and Walker and certain entities they control, and will continue to be owned by them following this offering. Messrs. Reimert, Smith and Walker and certain entities they control have piggyback and demand registration rights that provide for the registration of the resale of shares at our expense which will allow those shares to be sold in the public market generally without restriction. We and Messrs. Reimert, Smith and Walker and certain entities they control have agreed not to offer, sell, contract to sell or otherwise dispose of, pledge or hedge of our common stock or any securities convertible or exercisable or exchangeable for shares of our common stock, or to exercise demand or other registration rights with respect to those shares, for a period of 60 days after the date of this prospectus supplement, unless the representatives of the underwriters give their prior written consent, subject to certain exceptions. The representatives of the underwriters may consent at any time and without public notice.

The market price of our common stock is volatile.

The trading price of our common stock and the price at which we may sell common stock in the future are subject to large fluctuations in response to any of the following:

➢	limited trading volume in our common stock;

Risk factors

➢	quarterly variations in operating results;

➢	general financial market conditions;

➢	the prices of natural gas and oil;

➢	announcements by us and our competitors;

➢	our liquidity;

➢	changes in government regulations;

➢	our ability to raise additional funds;

➢	our involvement in litigation; and

➢	other events.

We do not anticipate paying dividends on our common stock in the near future.

We have not paid any dividends in the past and do not intend to pay cash dividends on our common stock in the foreseeable future. Our board of directors reviews this policy on a regular basis in light of our earnings, financial condition and market opportunities. We currently intend to retain any earnings for the future operation and development of our business.

Special note regarding forward-looking statements

The Private Securities Litigation Reform Act of 1995 provides safe harbor provisions for forward-looking information. Certain of the statements contained in this prospectus supplement and the accompanying prospectus, including the information incorporated by reference, are forward-looking statements. All statements, other than statements of historical facts, included in this prospectus supplement and the accompanying prospectus that address activities, events or developments that we expect, project, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements can be identified by the use of words such as “believes,” “intends,” “may,” “should,” “could,” “anticipates,” “expected” or comparable terminology, or by discussions of strategies or trends. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot give any assurances that these expectations will prove to be correct. Forward-looking statements relate to matters such as:

➢	future operating results and cash flow;

➢	scheduled, budgeted and other future capital expenditures;

➢	working capital requirements;

➢	the availability of expected sources of liquidity;

➢	the introduction into the market of our future products;

➢	the market for our existing and future products;

➢	our ability to develop new applications for our technologies;

➢	the exploration, development and production activities of our customers;

➢	compliance with present and future environmental regulations and costs associated with environmentally related penalties, capital expenditures, remedial actions and proceedings;

➢	effects of pending legal proceedings; and

➢	future operations, financial results, business plans and cash needs.

We have based these statements on assumptions and analyses in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe were appropriate in the circumstances when the statements were made. Forward-looking statements by their nature involve substantial risks and uncertainties that could significantly impact expected results, and actual future results could differ materially from those described in such statements. While it is not possible to identify all factors, we continue to face many risks and uncertainties. Among the factors that could cause actual future results to differ materially are the risks and uncertainties discussed under “Risk factors” in this prospectus supplement and the accompanying prospectus and the following:

➢	the volatility of oil and natural gas prices;

➢	the cyclical nature of the oil and gas industry;

➢	uncertainties associated with the United States and worldwide economies, including those due to political tensions in the Middle East and elsewhere;

➢	current and potential governmental regulatory actions in the United States and regulatory actions and political unrest in other countries;

➢	operating interruptions (including explosions, fires, weather-related incidents, mechanical failure, unscheduled downtime, labor difficulties, transportation interruptions, spills and releases and other environmental risks);

Special note regarding forward-looking statements

➢	our reliance on product development;

➢	technological developments;

➢	our dependence on key employees and skilled machinists, fabricators and technical personnel;

➢	our reliance on sources of raw materials;

➢	control by certain stockholders;

➢	impact of environmental matters;

➢	competitive products and pricing pressures;

➢	reliance on significant customers;

➢	creditworthiness of our customers;

➢	access to capital markets; and

➢	war and terrorist acts.

Many of such factors are beyond our ability to control or predict. Any of the factors, or a combination of these factors, could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. These forward-looking statements are not guarantees of our future performance, and our actual results and future developments may differ materially from those projected in the forward-looking statements. Management cautions against putting undue reliance on forward-looking statements or projecting any future results based on such statements or present or prior earnings levels. Every forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statement.

Use of proceeds

We expect to receive net proceeds of approximately $75.3 million from the sale of 1.5 million shares of common stock offered by us in this prospectus supplement, after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds of this offering for general corporate purposes, including working capital to fund development and commercialization of new products and capital expenditures to improve and expand facilities and equipment and manufacture additional running tools for rental. Pending application of the proceeds for these purposes, we intend to repay indebtedness outstanding under our revolving credit facility. As of September 30, 2005, we had approximately $41.8 million of indebtedness outstanding under our revolving credit facility, which bears interest at a weighted average annual rate of approximately 6% and was incurred for general corporate purposes. Borrowings under our revolving credit facility mature in June 2009.

We will not receive any proceeds from the sale of any shares of our common stock offered by the selling stockholders. The first              shares to be sold upon any exercise of the underwriters’ over-allotment option will be sold by the selling stockholders pro rata, and any additional shares will be sold by us. Accordingly, the selling stockholders will receive all proceeds from any exercise of the underwriters’ over-allotment option until the aggregate public offering price of all shares of common stock sold by the selling stockholders in this offering would exceed $100 million. We will receive the additional proceeds, if any, from any exercise of the underwriters’ over-allotment option. All of the shares being offered by the selling stockholders are being offered by our three Co-Chairmen and Co-Chief Executive Officers, or entities they control. Please read “Selling stockholders” for more information.

Capitalization

The following table sets forth our consolidated cash and cash equivalents and total capitalization as of September 30, 2005 (i) on a historical unaudited basis and (ii) on an as adjusted basis, after giving effect to our sale of 1.5 million shares in the offering and the use of the approximately $75.3 million in estimated net proceeds therefrom, net of underwriting discounts and commissions and estimated offering expenses, as described in “Use of proceeds,” including the temporary repayment of indebtedness outstanding under our revolving credit facility pending other uses. This table should be read in conjunction with our financial statements and notes thereto incorporated by reference into this prospectus supplement and the accompanying prospectus.

	As of September 30, 2005
	Actual	As Adjusted
	(dollars in thousands, except par values)
Cash and cash equivalents	$7,991	$41,449

Short-term debt:
Current maturities of long-term debt	$878	$—

Long-term debt, less current maturities	45,079	4,157

Stockholders’ equity:
Preferred stock, $0.01 par value, 10,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.01 par value, 50,000,000 shares authorized, 17,663,489 shares issued and outstanding (actual), 19,163,489 shares outstanding (as adjusted)	176	191
Additional paid-in capital	74,922	150,665
Retained earnings	166,013	166,013
Foreign currency translation adjustment	503	503

Total stockholders’ equity	241,614	317,372

Total capitalization	$287,571	$321,529

Price range of common stock

Our common stock is publicly traded on the New York Stock Exchange under the symbol “DRQ.” The following table sets forth the quarterly high and low sales prices per share of our common stock as reported on the New York Stock Exchange for the indicated quarters.

	High	Low
2003
First Quarter	$17.65	$11.56
Second Quarter	18.53	13.54
Third Quarter	19.56	15.30
Fourth Quarter	17.55	14.41
2004
First Quarter	$20.80	$15.10
Second Quarter	19.62	14.75
Third Quarter	23.22	17.38
Fourth Quarter	25.47	20.13
2005
First Quarter	$37.66	$23.05
Second Quarter	33.43	24.84
Third Quarter	48.50	28.35
Fourth Quarter (through December 6, 2005)	55.60	35.95

As of December 5, 2005, there were approximately 17,716,549 shares of our common stock issued and outstanding, held by 41 record holders. The closing sale price of our common stock on December 6, 2005 was $52.61 per share.

Management

The following table sets forth certain information regarding our executive officers.

Name	Age	Position(s)
Larry E. Reimert	58	Co-Chairman and Co-Chief Executive Officer
Gary D. Smith	63	Co-Chairman and Co-Chief Executive Officer
J. Mike Walker	62	Co-Chairman and Co-Chief Executive Officer
Jerry M. Brooks	54	Chief Financial Officer

Larry E. Reimert is a Co-Chairman of our board of directors and our Co-Chief Executive Officer with principal responsibility for engineering, product development and finance. He has been the Director—Engineering, Product Development and Finance, as well as a member of our board of directors, since our inception in 1981. Prior to that, he worked for Vetco Offshore, Inc. in various capacities, including Vice President of Technical Operations, Vice President of Engineering and Manager of Engineering. Mr. Reimert holds a BSME degree from the University of Houston and an MBA degree from Pepperdine University.

Gary D. Smith is a Co-Chairman of our board of directors and our Co-Chief Executive Officer with principal responsibility for sales, service, training and administration. He has been the Director—Sales, Service, Training and Administration, as well as a member of our board of directors, since our inception in 1981. Prior to that, he worked for Vetco Offshore, Inc. in various capacities, including General Manager and Vice President of Sales and Service.

J. Mike Walker is a Co-Chairman of our board of directors and our Co-Chief Executive Officer with principal responsibility for manufacturing, purchasing and facilities. He has been the Director—Manufacturing, Purchasing and Facilities, as well as a member of our board of directors, since our inception in 1981. Prior to that, he served as the Director of Engineering, Manager of Engineering and Manager of Research and Development with Vetco Offshore, Inc. Mr. Walker holds a BSME degree from Texas A&M University, an MSME degree from the University of Texas at Austin and a Ph.D. in mechanical engineering from Texas A&M University.

Jerry M. Brooks has been our Chief Financial Officer since March 1999. Prior to that, he served as Chief Accounting Officer since joining us in 1992. From 1980 to 1991, he held various positions with Chiles Offshore Corporation, most recently as Chief Financial Officer, Secretary and Treasurer. Mr. Brooks holds a BBA in Accounting and an MBA from the University of Texas at Austin.

Selling stockholders

The following table sets forth the beneficial ownership of the common stock held by the selling stockholders as of December 5, 2005. A total of 1.5 million shares of our common stock are to be sold by the selling stockholders. The following table also provides information about each selling stockholder, including:

➢	the number and percentage of outstanding shares each selling stockholder owns as of December 5, 2005;

➢	the number of shares to be sold by each selling stockholder; and

➢	the number and percentage of outstanding shares each selling stockholder will own after the offering assuming the sale by such selling stockholder of all shares offered for sale by this prospectus supplement with both no exercise and full exercise of the underwriters’ over-allotment option (assuming all shares subject to the underwriters’ over-allotment option are sold by the selling stockholders).

We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

	Beneficial Ownership as of December 5, 2005		Shares Offered	Beneficial Ownership After Offering (assuming no exercise of over- allotment option)		Shares Offered	Beneficial Ownership After Offering (assuming full exercise of over-allotment option)
Name and Address (1)	Number of Shares	Percent of Stock (2)		Number of Shares	Percent of Stock(2)		Number of Shares	Percent of Stock(2)
Reimert Family Partners, Ltd.(3)(4)	2,482,145	14.0%	500,000	1,982,145	10.3%	150,000	1,832,145	9.5%
Four Smith’s Company, Ltd.(4)(5)	3,448,045	19.5%	500,000	2,948,045	15.3%	150,000	2,798,045	14.6%
J. Mike Walker(4)(6)	3,804,620	21.1%	500,000	3,304,620	16.9%	150,000	3,154,620	16.1%

(1)	The address of each selling stockholder is 13550 Hempstead Highway, Houston, Texas 77040.

(2)	Calculated as of December 5, 2005 based on 17,716,549 shares of common stock outstanding, plus the shares of common stock deemed outstanding pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934 (the “Exchange Act”).

(3)	The managing general partner of Reimert Family Partners, Ltd. is Larry E. Reimert. As of December 5, 2005, Larry E. Reimert beneficially owned 2,838,620 shares, or 15.7% of our common stock, which includes (a) 2,482,145 shares of common stock held by Reimert Family Partners, Ltd., with respect to which Mr. Reimert exercises voting and investment power, (b) 455 shares of common stock held directly by Mr. Reimert and (c) 356,020 shares of common stock that may be acquired pursuant to options that are currently exercisable or will become exercisable by Mr. Reimert within 60 days of the date of December 5, 2005. The amount does not include 12,000 shares of common stock owned by Mr. Reimert’s spouse and the shares of common stock beneficially owned by Gary D. Smith and Mr. Walker, as to which the selling stockholder disclaims beneficial ownership. See note 4. After the offering, Mr. Reimert will beneficially own 2,338,620 shares, or 12.0% of our common stock (assuming no exercise of the over-allotment option), or 2,188,620 shares, or 11.2% of our common stock (assuming full exercise of the over-allotment option).

(4)	Larry E. Reimert and Reimert Family Partners, Ltd., Gary D. Smith and Four Smith’s Company, Ltd., and J. Mike Walker have entered into a stockholders agreement wherein each party has agreed to vote shares of common stock held by such party for election of one nominee to the Board of Directors proposed by each of (i) Larry E. Reimert and Reimert Family Partners, Ltd., (ii) Gary D. Smith and Four Smith’s Company, Ltd. and (iii) J. Mike Walker. The parties to the stockholders agreement may be deemed to have formed a group pursuant to Rule 13d-5(b)(1) under the Exchange Act. Any such group could be deemed to have beneficial ownership, for purposes of Section 13(d) and 13(g) of the Exchange Act, of all equity securities of the Company beneficially owned by such parties. Such parties would, as of December 5, 2005, be deemed to beneficially own an aggregate of 10,447,860 shares of common stock, or approximately 56% of the total number of shares of common stock outstanding.

(5)	The managing general partners of Four Smith’s Company, Ltd. are Gary D. Smith and his wife, Gloria Jean Smith. As of December 5, 2005, Gary D. Smith beneficially owned 3,804,620 shares, or 21.1% of our common stock, which includes (a) 3,448,045 shares of common stock held by Four Smith’s Company, Ltd., with respect to which Mr. Smith and his wife exercise voting and investment power, (b) 555 shares of common stock held directly by Mr. Smith and (c) 356,020 shares of common stock that may be acquired pursuant to options that are currently exercisable or will become exercisable by Mr. Smith within 60 days of December 5, 2005. The amount does not include the shares of common stock beneficially owned by Mr. Reimert and Mr. Walker, as to which the selling stockholder disclaims beneficial ownership. See note 4. After the offering, Mr. Smith will beneficially own 3,304,620 shares, or 16.9% of our common stock (assuming no exercise of the over-allotment option), or 3,154,620 shares, or 16.1% of our common stock (assuming full exercise of the over-allotment option).

(6)	The amount beneficially owned includes 356,020 shares of common stock that may be acquired pursuant to options that are currently exercisable or will become exercisable by Mr. Walker within 60 days of December 5, 2005. The amount does not include the shares of common stock beneficially owned by Mr. Reimert and Mr. Smith, as to which the selling stockholder disclaims beneficial ownership. See note 4.

Underwriting

We and the selling stockholders are offering the shares of our common stock described in this prospectus supplement through the underwriters named below. UBS Securities LLC and Morgan Stanley & Co. Incorporated are the representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of Shares
UBS Securities LLC
Morgan Stanley & Co. Incorporated
Lehman Brothers Inc.
Simmons & Company International
Howard Weil Incorporated

Total	3,000,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

➢	receipt and acceptance of our common stock by the underwriters, and

➢	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

The underwriters have an option to purchase up to 450,000 additional shares of common stock from the selling stockholders and us. The first              shares to be sold upon exercise of this option will be sold by the selling stockholders pro rata, and any additional shares will be sold by us. Accordingly, the selling stockholders will receive all proceeds from any exercise of the underwriters’ over-allotment option until the aggregate public offering price of all shares of common stock sold by the selling stockholders in this offering would exceed $100 million. We will receive the additional proceeds, if any, from any exercise of the underwriters’ over-allotment option. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $             per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

Underwriting

The following table shows the per share and total underwriting discounts and commissions we and the selling stockholders will pay to the underwriters, assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 450,000 shares from the selling stockholders and us:

	Paid by us		Paid by Selling Stockholders		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share	$	$	$	$	$	$
Total	$	$	$	$	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $500,000.

In compliance with NASD guidelines, the maximum commission or discount to be received by any NASD member or independent broker-dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus supplement.

NO SALES OF SIMILAR SECURITIES

We, our executive officers and directors and the selling stockholders have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, among other things, without the prior written approval of UBS Securities LLC and Morgan Stanley & Co. Incorporated, subject to certain exceptions, offer, sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, or enter into any swap or other arrangement that transfers the economic consequences of, or to make any demand for or exercise any right with respect to registration of, our common stock or securities convertible into or exercisable or exchangeable for our common stock. These restrictions will be in effect for a period of 60 days after the date of this prospectus supplement. At any time and without public notice, UBS Securities LLC and Morgan Stanley & Co. Incorporated may in their sole discretion release all or some of the securities from these lock-up agreements.

INDEMNIFICATION AND CONTRIBUTION

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, for damages based on disclosures made in connection with the offering. If we are unable to provide this indemnification, we will contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.

Each of the selling stockholders has agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, for damages based on information relating to such selling stockholder’s beneficial ownership of our common stock and related biographical data. If the selling stockholders are unable to provide this indemnification, they will contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.

NEW YORK STOCK EXCHANGE LISTING

Our common stock is listed on the New York Stock Exchange under the symbol “DRQ.”

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids; and

➢	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions

Underwriting

may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

AFFILIATIONS

The underwriters and their affiliates have provided and may provide certain commercial banking, financial advisory and investment banking services for us for which they receive fees.

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Notice to investors

EUROPEAN ECONOMIC AREA

With respect to each Member State of the European Economic Area which has implemented Prospectus Directive 2003/71/EC, including any applicable implementing measures, from and including the date on which the Prospectus Directive is implemented in that Member State, the offering of our common stock in this offering is only being made:

➢	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

➢	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

➢	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

UNITED KINGDOM

Shares of our common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses and in compliance with all applicable provisions of the FSMA with respect to anything done in relation to shares of our common stock in, from or otherwise involving the United Kingdom. In addition, any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of shares of our common stock may only be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us. Without limitation to the other restrictions referred to herein, this offering circular is directed only at (1) persons outside the United Kingdom, (2) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets act 2000 (Financial Promotion) Order 2005; or (3) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets act 2000 (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, any investment or investment activity to which this offering circular relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) or (3) above) should not rely or act upon this communication.

SWITZERLAND

Shares of our common stock may be offered in Switzerland only on the basis of a non-public offering. This prospectus does not constitute an issuance prospectus according to articles 652a or 1156 of the Swiss Federal Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange. The shares of our common stock may not be offered or distributed on a professional basis in or from Switzerland and neither this prospectus nor any other offering material relating to shares of our common stock may be publicly issued in connection with any such offer or distribution. The shares have not been and will not be approved by any Swiss regulatory authority. In particular, the shares are not and will not be registered with or supervised by the Swiss Federal Banking Commission, and investors may not claim protection under the Swiss Investment Fund Act.

Legal opinions

Certain legal matters in connection with this offering will be passed upon for us and the selling stockholders by Baker Botts L.L.P., Houston, Texas. Certain legal matters in connection with the common stock offered hereby will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

Experts

The consolidated financial statements and management’s assessment of internal control over financial reporting as of December 31, 2004 incorporated by reference in this prospectus supplement have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Dril-Quip, Inc. at December 31, 2003 and for each of the two years in the period then ended, incorporated in this prospectus supplement by reference to Dril-Quip’s Annual Report (Form 10-K) for the year ended December 31, 2004, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, include therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where you can find more information

We file reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. Our SEC filings are also available to the public from our web site at http://www.dril-quip.com. However, the other information on our web site does not constitute part of this prospectus supplement. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This prospectus supplement is part of a registration statement we have filed with the SEC relating to the securities we or the selling stockholders may offer. As permitted by SEC rules, this prospectus supplement does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and the schedules for more information about us, the selling stockholders and our securities. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its Web site.

We are incorporating by reference information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus supplement, and later information that we file with the SEC automatically will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding any information furnished to the SEC by us) until we and the selling stockholders sell all the common stock offered hereby:

➢	our annual report on Form 10-K for the fiscal year ended December 31, 2004;

➢	our quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2005, June 30, 2005 and September 30, 2005;

➢	our current reports on Form 8-K filed on March 9, 2005, March 16, 2005 and October 17, 2005; and

➢	the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on October 1, 1997, as amended by the Registration Statement on Form 8-A/A filed on October 17, 1997, as we may update that description from time to time.

You may request a copy of these filings (other than an exhibit to those filings unless we have specifically incorporated that exhibit by reference into the filing), at no cost, by writing or telephoning us at the following address:

Dril-Quip, Inc.

13550 Hempstead Highway

Houston, Texas 77040

Attention: Jerry M. Brooks, Chief Financial Officer

Telephone: (713) 939-7711

Prospectus

DRIL-QUIP, INC.

$200,000,000

Debt Securities

Preferred Stock

Common Stock

Warrants

We may issue and sell from time to time securities for a total offering price aggregating up to $100,000,000, and the selling stockholders named in this prospectus may sell from time to time shares of our common stock for a total offering price of up to $100,000,000. We will provide the specific terms of the securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. Our common stock is listed on the New York Stock Exchange under the symbol “DRQ.”

Investing in our securities involves risk. You should carefully consider the risk factors described under “ Risk Factors” beginning on page 2 of this prospectus before you make any investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 30, 2005.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a “shelf” registration process. Using this process, we and the selling stockholders may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities that may be offered. Each time securities are sold pursuant to this prospectus, we will provide a prospectus supplement and, if applicable, a pricing supplement that will describe the specific terms of that offering. The prospectus supplement and any pricing supplement may also add to, update or change the information contained in this prospectus. Please carefully read this prospectus, the prospectus supplement and any pricing supplement together with the information contained in the documents we refer to under the heading “Where You Can Find More Information.”

You should rely only on the information we have provided or incorporated by reference in this prospectus, the prospectus supplement and any pricing supplement. Neither we nor the selling stockholders have authorized any person, including any salesman or broker, to provide you with additional or different information. We and the selling stockholders are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus, the accompanying prospectus supplement and any pricing supplement is accurate only as of the date on its cover page and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

i

ABOUT DRIL-QUIP

We design, manufacture, sell and service highly engineered offshore drilling and production equipment that is well suited for use in deepwater, harsh environment and severe service applications. Our principal products consist of subsea and surface wellheads, subsea and surface production trees, mudline hanger systems, specialty connectors and associated pipe, drilling and production riser systems, wellhead connectors and diverters. Our products are used by major integrated, large independent and foreign national oil and gas companies in offshore areas throughout the world. We also provide installation and reconditioning services and rent running tools used in the installation and retrieval of our products.

Our operations are organized into three geographic segments:

•	Western Hemisphere (including North and South America; headquartered in Houston, Texas);

•	Eastern Hemisphere (including Europe and Africa; headquartered in Aberdeen, Scotland); and

•	Asia-Pacific (including the Pacific Rim, Southeast Asia, Australia, India and the Middle East; headquartered in Singapore).

Each of these segments sells similar products and services. We market our new and existing products through our offices and sales representatives located in all of the major international energy markets throughout the world. We manufacture our products at our facilities located in Houston, Texas; Aberdeen, Scotland; and Singapore, and maintain additional facilities for fabrication and/or reconditioning in Brazil, Norway, Denmark and Australia. Our manufacturing operations are vertically integrated, allowing us to perform substantially all of our forging, heat treating, machining, fabrication, inspection, assembly and testing at our own facilities.

We were co-founded in 1981 by Larry E. Reimert, Gary D. Smith, J. Mike Walker and an investor who is no longer affiliated with us. Together, Messrs. Reimert, Smith and Walker have over 100 years of combined experience in the oilfield equipment industry, essentially all of which has been with us and our major competitors.

We are a Delaware corporation with our principal executive offices located at 13550 Hempstead Highway, Houston, Texas 77040. Our telephone number at such address is (713) 939-7711.

RISK FACTORS

You should carefully consider each of the following risks and all of the information set forth or incorporated by reference in this prospectus before investing in our securities.

Risks Related to Our Business

A material or extended decline in expenditures by the oil and gas industry could significantly reduce our revenue and income.

Our business depends upon the condition of the oil and gas industry and, in particular, the willingness of oil and gas companies to make capital expenditures on exploration, drilling and production operations offshore. The level of capital expenditures is generally dependent on the prevailing view of future oil and gas prices, which are influenced by numerous factors affecting the supply and demand for oil and gas, including:

•	worldwide economic activity;

•	the level of exploration and production activity;

•	interest rates and the cost of capital;

•	environmental regulation;

•	federal, state and foreign policies regarding exploration and development of oil and gas;

•	the ability of the Organization of Petroleum Exporting Countries to set and maintain production levels and pricing;

•	the cost of exploring for and producing oil and gas;

•	the cost of developing alternative energy sources;

•	the sale and expiration dates of offshore leases in the United States and overseas;

•	the discovery rate of new oil and gas reserves in offshore areas;

•	technological advances; and

•	weather conditions.

Oil and gas prices and the level of offshore drilling and production activity have been characterized by significant volatility in recent years. Worldwide military, political and economic events have contributed to oil and natural gas price volatility and are likely to continue to do so in the future. Although hydrocarbon prices have improved in recent years and the level of offshore exploration, drilling and production activity has increased, we cannot assure you that such price and activity levels will be sustained and that there will not be continued volatility in the level of drilling and production related activities. Even during periods of high prices for oil and natural gas, companies exploring for oil and gas may cancel or curtail programs, or reduce their levels of capital expenditures for exploration and production for a variety of reasons. In addition, a significant and prolonged decline in hydrocarbon prices would likely have a material adverse effect on our results of operations.

Our international operations expose us to instability and changes in economic and political conditions and other risks inherent to international business, which could have a material adverse effect on our operations or financial condition.

We have substantial international operations, with approximately 64%, 62% and 63%, respectively, of our revenues derived from foreign sales in each of 2004, 2003 and 2002 and approximately 67% of our revenue derived from foreign sales in the nine months ended September 30, 2005. We operate our business and market our products and services in all of the significant oil and gas producing areas in the world and are, therefore, subject to the risks customarily attendant to international operations and investments in foreign countries. Risks associated with our international operations include:

•	volatility in general economic, social and political conditions;

•	terrorist acts, war and civil disturbances;

•	expropriation or nationalization of assets;

•	renegotiation or nullification of existing contracts;

•	foreign taxation, including changes in law or interpretation of existing law;

•	assaults on property or personnel;

•	restrictive action by local governments;

•	foreign and domestic monetary policies;

•	limitations on repatriation of earnings;

•	travel limitations or operational problems caused by public health threats; and

•	changes in currency exchange rates.

Any of these risks could have an adverse effect on our ability to manufacture products abroad or the demand for our products and services in some locations. To date, we have not experienced any significant problems in foreign countries arising from local government actions or political instability, but there is no assurance that such problems will not arise in the future. Interruption of our international operations could have a material adverse effect on our overall operations.

We are subject to taxation in many jurisdictions and there are inherent uncertainties in the final determination of our tax liabilities.

As a result of our international operations, we are subject to taxation in many jurisdictions. Therefore, the final determination of our tax liabilities involves the interpretation of the statutes and requirements of taxing authorities worldwide. Foreign income tax returns of foreign subsidiaries, unconsolidated affiliates and related entities are routinely examined by foreign tax authorities. These tax examinations may result in assessments of additional taxes or penalties or both.

We may suffer losses as a result of foreign currency fluctuations and limitations on the ability to repatriate income or capital to the U.S.

We conduct a portion of our business in currencies other than the United States dollar, and our operations are subject to fluctuations in foreign currency exchange rates. We cannot assure you that we will be able to protect the company against such fluctuations in the future. Historically, we have not conducted business in countries that limit repatriation of earnings. However, as we expand our international operations, we may begin operating in countries that have such limitations. Further, we cannot assure you that the countries in which we currently operate will not adopt policies limiting repatriation of earnings in the future.

Our business involves numerous operating hazards that may not be covered by insurance. The occurrence of an event not fully covered by insurance could have a material adverse effect on our financial conditions and results of operations.

Our products are used in potentially hazardous drilling, completion and production applications that can cause personal injury, product liability and environmental claims. A catastrophic occurrence at a location where our equipment and/or services are used may expose us to substantial liability for personal injury, wrongful death, product liability or commercial claims. To the extent available, we maintain insurance coverage that we believe is customary in the industry. Such insurance does not, however, provide coverage for all liabilities, and we cannot assure you that our insurance coverage will be adequate to cover claims that may arise or that we will be able to maintain adequate insurance at rates we consider reasonable. The occurrence of an event not fully covered by insurance could have a material adverse effect on our financial condition and results of operations.

We may lose money on fixed-price contracts.

A portion of our business consists of designing, manufacturing, selling and installing equipment for major projects pursuant to competitive bids, and is performed on a fixed-price basis. Under these contracts, we are typically responsible for all cost overruns, other than the amount of any cost overruns resulting from requested changes in order specifications. Our actual costs and any gross profit realized on these fixed-price contracts will often vary from the estimated amounts on which these contracts were originally based. This may occur for various reasons, including:

•	errors in estimates or bidding;

•	changes in availability and cost of labor and materials; and

•	variations in productivity from our original estimates.

These variations and the risks inherent in our projects may result in reduced profitability or losses on projects. Depending on the size of a project, variations from estimated contract performance could have a significant impact on our operating results.

Our business could be adversely affected if we do not develop new products and secure and retain patents related to our products.

Technology is an important component of our business and growth strategy, and our success as a company depends to a significant extent on the development and implementation of new product designs and improvements. Whether we can continue to develop systems and services and related technologies to meet evolving industry requirements and, if so, at prices acceptable to our customers will be significant factors in determining our ability to compete in the industry in which we operate. Many of our competitors are large multinational companies that may have significantly greater financial resources than we have, and they may be able to devote greater resources to research and development of new systems, services and technologies than we are able to do.

Our ability to compete effectively will also depend on our ability to continue to obtain patents on our proprietary technology and products. As of September 30, 2005 we held 72 U.S. patents and 130 foreign patents. Although we do not consider any single patent to be material to our business as a whole, the inability to protect our future innovations through patents could have a material adverse effect.

We may be required to recognize a charge against current earnings because of percentage-of-completion accounting.

Some of our revenues are earned on a percentage-of-completion basis generally based on the ratio of costs incurred to the total estimated costs. Accordingly, purchase order price and cost estimates are reviewed periodically as the work progresses, and adjustments proportionate to the percentage of completion are reflected in the period when such estimates are revised. To the extent that these adjustments result in a reduction or elimination of previously reported profits, we would have to recognize a charge against current earnings, which could be significant depending on the size of the project or the adjustment.

Loss of our key management or other personnel could adversely impact our business.

We depend on the services of our executive management team, Larry E. Reimert, Gary D. Smith and J. Mike Walker. The loss of any of these officers could have a material adverse effect on our operations and financial condition. In addition, competition for skilled machinists, fabricators and technical personnel among companies that rely heavily on engineering and technology is intense, and the loss of qualified employees or an inability to attract, retain and motivate additional highly skilled employees required for the operation and expansion of our business could hinder our ability to conduct research activities successfully and develop and produce marketable products and services. While we believe that our wage rates are competitive and that our relationship with our skilled labor force is good, a significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates paid by us or both. If either of these events were to occur, in the near-term, the profits realized by us from work in progress would be reduced and, in the long-term, our production capacity and profitability could be diminished and our growth potential could be impaired.

Our operations and our customers’ operations are subject to a variety of governmental laws and regulations that may increase our costs, limit the demand for our products and services or restrict our operations.

Our business and our customers’ businesses may be significantly affected by:

•	federal, state and local and foreign laws and other regulations relating to the oilfield operations, worker safety and the protection of the environment;

•	changes in these laws and regulations; and

•	the level of enforcement of these laws and regulations.

In addition, we depend on the demand for our products and services from the oil and gas industry. This demand is affected by changing taxes, price controls and other laws and regulations relating to the oil and gas industry generally, including those specifically directed to offshore operations. For example, the adoption of laws and regulations curtailing exploration and development drilling for oil and gas for economic or other policy reasons could adversely affect our operations by limiting demand for our products. We cannot determine the extent to which our future operations and earnings may be affected by new legislation, new regulations or changes in existing regulations.

Because of our foreign operations and sales, we are also subject to changes in foreign laws and regulations that may encourage or require hiring of local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. If we fail to comply with any applicable law or regulation, our business, results of operations or financial condition may be adversely affected.

Our businesses and our customers’ businesses are subject to environmental laws and regulation that may increase our costs, limit the demand for our products and services or restrict our operations.

Our operations and the operations of our customers are also subject to federal, state and local and foreign laws and regulations relating to the protection of the environment. These environmental laws and regulations affect the products and services we design, market and sell, as well as the facilities where we manufacture our products. In addition, environmental laws and regulations could limit our customers’ exploration and production activities. We are required to invest financial and managerial resources to comply with environmental laws and regulations and anticipate that we will continue to be required to do so in the future. These laws and regulations change frequently, which makes it impossible for us to predict their cost or impact on our future operations. The modification of existing laws or regulations or the adoption of new laws or regulations imposing more stringent environmental restrictions could adversely affect our operations.

These laws may provide for “strict liability” for damages to natural resources or threats to public health and safety, rendering a party liable for environmental damage without regard to negligence or fault on the part of such party. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties, and criminal prosecution. Some environmental laws and regulations provide for joint and several strict liability for remediation of spills and releases of hazardous substances. In addition, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances, as well as damage to natural resources. These laws and regulations also may expose us to liability for the conduct of or conditions caused by others, or for our acts that were in compliance with all applicable laws and regulations at the time such acts were performed. Any of these laws and regulations could result in claims, fines or expenditures that could be material to our earnings, financial condition or cash flow.

We may be unable to successfully compete with other manufacturers of drilling and production equipment.

Several of our primary competitors are diversified multinational companies with substantially larger operating staffs and greater capital resources than ours and which have been engaged in the manufacturing business for a much longer time than us. If these competitors substantially increase the resources they devote to developing and marketing competitive products and services, we may not be able to compete effectively. Similarly, consolidation among our competitors could enhance their product and service offerings and financial resources, further intensifying competition.

The loss of a significant customer could have an adverse impact on our financial results.

Our principal customers are major integrated oil and gas companies, large independent oil and gas companies and foreign national oil and gas companies. Offshore drilling contractors and engineering and construction companies also represent a portion of our customer base. In 2003, our top 15 customers represented approximately 65% of total revenues, with no single customer accounting for more than 10% of our total revenues. In 2004, our top 15 customers represented approximately 61% of total revenues, with ConocoPhillips accounting for approximately 15% of our total revenues. While we are not dependent on any one customer or group of customers, the loss of one or more of our significant customers could, at least on a short-term basis, have an adverse effect on our results of operations.

Our customers’ industries are undergoing continuing consolidation that may impact our results of operations.

The oil and gas industry is rapidly consolidating and, as a result, some of our largest customers have consolidated and are using their size and purchasing power to seek economies of scale and pricing concessions. This consolidation may result in reduced capital spending by some of our customers or the acquisition of one or more of our primary customers, which may lead to decreased demand for our products and services. We cannot assure you that we will be able to maintain our level of sales to a customer that has consolidated or replace that revenue with increased business activity with other customers. As a result, the acquisition of one or more of our primary customers may have a significant negative impact on our results of operations or our financial condition. We are unable to predict what effect consolidations in the industry may have on price, capital spending by our customers, our selling strategies, our competitive position, our ability to retain customers or our ability to negotiate favorable agreements with our customers.

Increases in the cost of raw materials and energy used in our manufacturing processes could negatively impact our profitability.

During 2004 and 2005, commodity prices for items such as nickel, molybdenum and heavy metal scrap that are used to make the steel alloys required for our products increased significantly, resulting in an increase in our raw material costs. Similarly, energy costs to produce our products have increased significantly. If we are not successful in raising our prices on products, our margins will be negatively impacted.

We depend on third party suppliers for timely deliveries of raw materials, and our results of operations could be adversely affected if we are unable to obtain adequate supplies in a timely manner.

Our manufacturing operations depend upon obtaining adequate supplies of raw materials from third parties. The ability of these third parties to deliver raw materials may be affected by events beyond our control. Any interruption in the supply of raw materials needed to manufacture our products could adversely affect our business, results of operations and reputation with our customers.

Risks Related to our Principal Stockholders

We are controlled by our principal stockholders, Larry E. Reimert, Gary D. Smith and J. Mike Walker, and our other stockholders are unable to affect the outcome of stockholder voting.

As of September 30, 2005, Larry E. Reimert, Gary D. Smith and J. Mike Walker (or entities which they control) (the “principal stockholders”) owned 56% of our outstanding common stock. As long as they continue to own, directly or indirectly, a majority of our outstanding common stock, they will be able to exert significant control over us. Our other stockholders, by themselves, will not be able to affect the outcome of any stockholder vote. As a result, the principal stockholders will be able to control all matters affecting us, including:

•	the composition of our board of directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;

•	any determinations with respect to mergers or other business combinations;

•	our acquisition or disposition of assets;

•	our financing decisions and our capital raising activities;

•	the payment of dividends on our common stock;

•	amendments to our restated certificate of incorporation or bylaws; and

•	determinations with respect to our tax returns.

In addition, such ownership may have the effect of delaying or preventing a change of control. The principal stockholders are generally not prohibited from selling a controlling interest in us to a third party.

CAUTIONARY STATEMENTS ABOUT FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides safe harbor provisions for forward-looking information. Certain of the statements contained in this prospectus are forward-looking statements. All statements, other than statements of historical facts, included in this prospectus that address activities, events or developments that we expect, project, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements can be identified by the use of words such as “believes,” “intends,” “may,” “should,” “could,” “anticipates,” “expected” or comparable terminology, or by discussions of strategies or trends. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot give any assurances that these expectations will prove to be correct. Forward-looking statements relate to matters such as:

•	future operating results and cash flow;

•	scheduled, budgeted and other future capital expenditures;

•	working capital requirements;

•	the availability of expected sources of liquidity;

•	the market for our products;

•	the exploration and production activities of our customers;

•	compliance with present and future environmental regulations and costs associated with environmentally related penalties, capital expenditures, remedial actions and proceedings;

•	effects of pending legal proceedings; and

•	future operations, financial results, business plans and cash needs.

We have based these statements on assumptions and analyses in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe were appropriate in the circumstances when the statements were made. Forward-looking statements by their nature involve substantial risks and uncertainties that could significantly impact expected results, and actual future results could differ materially from those described in such statements. While it is not possible to identify all factors, we continue to face many risks and uncertainties. Among the factors that could cause actual future results to differ materially are the risks and uncertainties discussed under “Risk Factors” in this prospectus and the following:

•	the volatility of oil and natural gas prices;

•	the cyclical nature of the oil and gas industry;

•	uncertainties associated with the United States and worldwide economies, including those due to political tensions in the Middle East and elsewhere;

•	current and potential governmental regulatory actions in the United States and regulatory actions and political unrest in other countries;

•	operating interruptions (including explosions, fires, weather-related incidents, mechanical failure, unscheduled downtime, labor difficulties, transportation interruptions, spills and releases and other environmental risks);

•	our reliance on product development;

•	technological developments;

•	our dependence on key employees and skilled machinists, fabricators and technical personnel;

•	our reliance on sources of raw materials;

•	control by certain stockholders;

•	impact of governmental regulation and environmental matters;

•	competitive products and pricing pressures;

•	reliance on significant customers;

•	creditworthiness of our customers;

•	access to capital markets; and

•	war and terrorist acts.

Many of such factors are beyond our ability to control or predict. Any of the factors, or a combination of these factors, could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. These forward-looking statements are not guarantees of our future performance, and our actual results and future developments may differ materially from those projected in the forward-looking statements. Management cautions against putting undue reliance on forward-looking statements or projecting any future results based on such statements or present or prior earnings levels. Every forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statement.

USE OF PROCEEDS

Unless we inform you otherwise in the prospectus supplement, we expect to use the net proceeds from the sale of securities for general corporate purposes. These purposes may include:

•	acquisitions;

•	working capital;

•	capital expenditures;

•	repayment or refinancing of debt; and

•	repurchases and redemptions of securities.

Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of indebtedness.

We will not receive any proceeds from the sale of any shares of our common stock that may be offered by the selling stockholders.

RATIO OF EARNINGS TO FIXED CHARGES

We have presented in the table below our historical consolidated ratio of earnings to fixed charges for the periods shown.

	Nine Months Ended September 30,	Years Ended December 31,
	2005	2004	2003	2002	2001	2000
Ratio of earnings to fixed charges	16.6x	10.6x	6.8x	5.6x	6.8x	18.2x

We have computed the ratios of earnings to fixed charges by dividing earnings by fixed charges. For this purpose, “earnings” consist of earnings before income taxes plus fixed charges less capitalized interest. “Fixed charges” consist of interest expense, capitalized interest and that portion of operating lease rental expense we have deemed to represent the interest factor of such expense.

We had no preferred stock outstanding for any period presented. Accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

DESCRIPTION OF DEBT SECURITIES

The debt securities covered by this prospectus will be our general unsecured obligations. We will issue senior debt securities under an indenture to be entered into with a trustee we will name in the prospectus supplement relating to the senior debt securities. We refer to this indenture as the senior indenture. We will issue subordinated debt securities under an indenture to be entered into with a trustee we will name in the prospectus supplement relating to subordinated debt securities. We refer to this indenture as the subordinated indenture. We refer to the senior indenture and the subordinated indenture collectively as the indentures. The indentures will be substantially identical, except for provisions relating to subordination.

We have summarized material provisions of the indentures and the debt securities below. This summary is not complete. We have filed the form of senior indenture and the form of subordinated indenture with the SEC as exhibits to the registration statement, and you should read the indentures for provisions that may be important to you. Please read “Where You Can Find More Information.”

In this summary description of the debt securities, unless we state otherwise or the context clearly indicates otherwise, all references to “we,” “us,” or “our” refer to Dril-Quip, Inc. only and not to any of its subsidiaries.

General

Neither indenture limits the amount of debt securities that may be issued under that indenture, and neither limits the amount of other unsecured debt or securities that we may issue. We may issue debt securities under the indentures from time to time in one or more series. As of the date of this prospectus, no securities are outstanding under the indentures.

We are not obligated to issue all debt securities of one series at the same time, and unless otherwise provided in the prospectus supplement, we may reopen a series, without the consent of the holders of the debt securities of that series, for the issuance of additional debt securities of that series. Additional debt securities of a particular series will have the same terms and conditions as outstanding debt securities of such series, except for the date of original issuance and the offering price, and will be consolidated with and form a single series with such outstanding debt securities.

The senior debt securities will constitute our senior unsecured indebtedness and will rank equally in right of payment with all of our other unsecured and unsubordinated debt and senior in right of payment to all of our subordinated indebtedness. The senior debt securities will be effectively subordinated to, and thus have a junior position to, our secured indebtedness with respect to the assets securing that indebtedness. The subordinated debt securities will rank junior to all of our senior indebtedness and may rank equally with or senior to other subordinated indebtedness we may issue from time to time.

We currently conduct our international operations through subsidiaries, and a significant portion of our operating income and cash flow are generated by these subsidiaries. As a result, the cash we obtain from these subsidiaries may be a source of funds necessary to meet our debt service obligations. Contractual provisions or laws, as well as the financial condition and operating requirements of these subsidiaries, may limit our ability to obtain cash from these subsidiaries that we require to pay our debt service obligations, including payments on the debt securities. In addition, holders of the debt securities will have a junior position to the claims of creditors, including trade creditors and tort claimants, of these subsidiaries.

Neither indenture contains any covenants or other provisions designed to protect holders of the debt securities in the event we participate in a highly leveraged transaction or upon a change of control. The indentures also do not contain provisions that give holders of the debt securities the right to require us to repurchase their securities in the event of a decline in our credit rating for any reason, including as a result of a takeover, recapitalization or similar restructuring or otherwise.

Terms

The prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	whether the debt securities will be senior or subordinated debt securities;

•	the title of the debt securities;

•	the total principal amount of the debt securities;

•	whether we will issue the debt securities in individual certificates to each holder or in the form of temporary or permanent global securities held by a depositary on behalf of holders;

•	the date or dates on which the principal of and any premium on the debt securities will be payable;

•	any interest rate, the date from which interest will accrue, interest payment dates and record dates for interest payments;

•	whether and under what circumstances we will pay any additional amounts with respect to the debt securities;

•	the place or places where payments on the debt securities will be payable;

•	any provisions for optional redemption or early repayment;

•	any sinking fund or other provisions that would obligate us to redeem, purchase or repay the debt securities;

•	the denominations in which we will issue the debt securities if other than $1,000 and integral multiples of $1,000;

•	whether payments on the debt securities will be payable in foreign currency or currency unit or another form and whether payments will be payable by reference to any index or formula;

•	the portion of the principal amount of debt securities that will be payable if the maturity is accelerated, if other than the entire principal amount;

•	any additional means of defeasance of the debt securities, any additional conditions or limitations to defeasance of the debt securities or any changes to those conditions or limitations;

•	any changes or additions to the events of default or covenants described in this prospectus;

•	any restrictions or other provisions relating to the transfer or exchange of debt securities;

•	any terms for the conversion or exchange of the debt securities for other securities;

•	with respect to the subordinated indenture, any changes to the subordination provisions for the subordinated debt securities; and

•	any other terms of the debt securities not inconsistent with the applicable indenture.

We may sell the debt securities at a discount, which may be substantial, below their stated principal amount. These debt securities may bear no interest or interest at a rate that at the time of issuance is below market rates. If we sell these debt securities, we will describe in the prospectus supplement any material United States federal income tax consequences and other special considerations.

If we sell any of the debt securities for any foreign currency or currency unit or if payments on the debt securities are payable in any foreign currency or currency unit, we will describe in the prospectus supplement the restrictions, elections, tax consequences, specific terms and other information relating to those debt securities and the foreign currency or currency unit.

Subordination

Under the subordinated indenture, payment of the principal of and any premium and interest on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all Senior Debt. Unless we inform you otherwise in the prospectus supplement, we may not make any payment of principal of or any premium or interest on the subordinated debt securities if:

•	we fail to pay the principal, interest, premium or any other amounts on any Senior Debt when due; or

•	we default in performing any other covenant (a “covenant default”) on any Senior Debt that we have designated if the covenant default allows the holders of that Senior Debt to accelerate the maturity of the Senior Debt they hold.

Unless we inform you otherwise in the prospectus supplement, a covenant default will prevent us from paying the subordinated debt securities only for up to 179 days after holders of the designated Senior Debt give the trustee for the subordinated debt securities notice of the covenant default.

The subordination does not affect our obligation, which is absolute and unconditional, to pay, when due, the principal of and any premium and interest on the subordinated debt securities. In addition, the subordination does not prevent the occurrence of any default under the subordinated indenture.

The subordinated indenture does not limit the amount of Senior Debt that we may incur. As a result of the subordination of the subordinated debt securities, if we become insolvent, holders of subordinated debt securities may receive less on a proportionate basis than other creditors.

Unless we inform you otherwise in the prospectus supplement, “Senior Debt” will mean:

•	all indebtedness or obligations for borrowed money;

•	all obligations evidenced by notes, bonds, debentures or other similar instruments;

•	all obligations in respect of letters of credit or other similar instruments (or reimbursement obligations with respect thereto), other than standby letters of credit, bid or performance bonds and other obligations issued in the ordinary course of business to the extent not drawn or, to the extent drawn, if such drawing is reimbursed not later than the third business day following demand for reimbursement;

•	all obligations to pay the deferred and unpaid purchase price of property or services, except trade payables and accrued expenses incurred in the ordinary course of business;

•	all capitalized lease obligations;

•	all debt of other persons secured by a lien on any asset of ours, whether or not such debt is assumed by us;

•	all debt of other persons guaranteed by us, to the extent of such guarantee; and

•	any modification, refunding, deferral, renewal or extension of any of the above;

unless the indebtedness states that it is not senior to the subordinated debt securities or our other junior debt. Senior Debt with respect to a series of subordinated debt securities could include other series of debt securities issued under the subordinated indenture. Unless we inform you otherwise in a prospectus supplement, Senior Debt will not include debt to any of our subsidiaries, officers, directors or employees, debt to trade creditors or any liability for taxes.

Consolidation, Merger and Sales of Assets

The indentures generally permit a consolidation or merger involving us. They also permit us to sell, lease, convey, assign, transfer or otherwise dispose of all or substantially all of our assets. We have agreed, however, that we will not consolidate with or merge into any entity or sell, lease, convey, assign, transfer or dispose of all or substantially all of our assets to any entity unless:

(1) either

•	we are the continuing entity; or

•	the resulting entity is organized under the laws of the United States, any state thereof, or the District of Columbia, and assumes by a supplemental indenture the due and punctual payments on the debt securities and the performance of our covenants and obligations under the indentures; and

(2) immediately after giving effect to the transaction, no default or event of default under the indentures has occurred and is continuing or would result from the transaction.

This covenant will not apply to any merger of another entity into us. Upon any transaction of the type described in and effected in accordance with this section, the resulting entity will succeed to and be substituted for and may exercise all of our rights and powers under the indenture and the debt securities with the same effect as if the resulting entity had been named as us in the indenture. In the case of any asset transfer or disposition other than a lease, when the resulting entity assumes all of our obligations and covenants under the applicable indenture and the debt securities, we will be relieved of all such obligations.

Events of Default

Unless we inform you otherwise in the applicable prospectus supplement, the following are events of default with respect to a series of debt securities:

•	our failure to pay interest on any debt security of that series for 30 days when due;

•	our failure to pay principal of or any premium on any debt security of that series when due;

•	our failure to deposit any sinking fund payment for 30 days when due;

•	our failure to comply with any covenant or agreement in that series of debt securities or the applicable indenture (other than an agreement or covenant that has been included in the indenture solely for the benefit of other series of debt securities) for 90 days after written notice by the trustee or by the holders of at least 25% in principal amount of the outstanding debt securities issued under that indenture that are affected by that failure;

•	specified events involving bankruptcy, insolvency or reorganization of us; and

•	any other event of default provided for that series of debt securities.

A default under one series of debt securities will not necessarily be a default under any other series. If a default or event of default for any series of debt securities occurs, is continuing and is known to the trustee, the trustee will notify the holders of applicable debt securities within 90 days after it occurs. The trustee may withhold notice to the holders of the debt securities of any default or event of default, except in any payment on the debt securities, if the trustee in good faith determines that withholding notice is in the interests of the holders of those debt securities.

If an event of default for any series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by the default (or, in some cases, 25% in principal amount of all debt securities issued under the applicable indenture that are affected, voting as one class) may declare the principal of and all accrued and unpaid interest on those debt securities to be due and payable immediately. If an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs, the principal of and accrued and unpaid interest on all the debt securities issued under the applicable indenture will become immediately due and payable without any action on the part of the trustee or any holder. At any time after a declaration of acceleration has been made, the holders of a majority in principal amount of the outstanding debt securities of the series affected by the default (or, in some cases, of all debt securities issued under the applicable indenture that are affected, voting as one class) may in some cases rescind this accelerated payment requirement and its consequences.

A holder of a debt security of any series issued under an indenture may pursue any remedy under that indenture only if:

•	the holder gives the trustee written notice of a continuing event of default with respect to that series;

•	the holders of at least 25% in principal amount of the outstanding debt securities of that series make a written request to the trustee to pursue the remedy;

•	the holders offer to the trustee indemnity satisfactory to the trustee against any loss, liability or expense;

•	the trustee does not comply with the request within 60 days after receipt of the request and offer of indemnity; and

•	during that 60-day period, the holders of a majority in principal amount of the debt securities of that series do not give the trustee a direction inconsistent with the request.

This provision does not, however, affect the right of a holder of a debt security to sue for enforcement of any overdue payment.

In most cases, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders unless those holders have offered to the trustee indemnity satisfactory to it. Subject to this provision for indemnification, the holders of a majority in principal amount of the outstanding debt securities of a series (or of all debt securities issued under the applicable indenture that are affected, voting as one class) generally may direct the time, method and place of:

•	conducting any proceeding for any remedy available to the trustee; or

•	exercising any trust or power conferred on the trustee relating to or arising as a result of an event of default.

If an event of default occurs and is continuing, the trustee will be required to use the degree of care and skill of a prudent person in the conduct of his own affairs.

The indentures require us to furnish to the trustee annually a statement as to our performance of certain of our obligations under the indentures and as to any default in performance.

Modification and Waiver

We and the trustee may supplement or amend each indenture with the consent of the holders of at least a majority in principal amount of the outstanding debt securities of all series issued under that indenture that are affected by the amendment or supplement (voting as one class). Without the consent of the holder of each debt security affected, however, no modification may:

•	reduce the amount of debt securities whose holders must consent to an amendment, supplement or waiver;

•	reduce the rate of or change the time for payment of interest on the debt security;

•	reduce the principal of the debt security or change its stated maturity;

•	reduce any premium payable on the redemption of the debt security or change the time at which the debt security may or must be redeemed;

•	change any obligation to pay additional amounts on the debt security;

•	make payments on the debt security payable in currency other than as originally stated in the debt security;

•	impair the holder’s right to institute suit for the enforcement of any payment on or with respect to the debt security;

•	make any change in the percentage of principal amount of debt securities necessary to waive compliance with certain provisions of the indenture or to make any change in the provision related to modification;

•	with respect to the subordinated indenture, modify the provisions relating to the subordination of any subordinated debt security in a manner adverse to the holder of that security;

•	waive a continuing default or event of default regarding any payment on the debt securities; or

•	if applicable, make any change that materially and adversely affects the right to convert any debt security.

We and the trustee may supplement or amend each indenture or waive any provision of that indenture without the consent of any holders of debt securities issued under that indenture in certain circumstances, including:

•	to cure any ambiguity, omission, defect or inconsistency;

•	to provide for the assumption of our obligations under the indenture by a successor upon any merger, consolidation or asset transfer permitted under the indenture;

•	to provide for uncertificated debt securities in addition to or in place of certificated debt securities or to provide for bearer debt securities;

•	to provide any security for, or to add any guarantees of or obligors on, any series of debt securities;

•	to comply with any requirement to effect or maintain the qualification of that indenture under the Trust Indenture Act of 1939;

•	to add covenants that would benefit the holders of any debt securities or to surrender any rights we have under the indenture;

•	to add events of default with respect to any series of debt securities;

•	to make any change that does not adversely affect any outstanding debt securities of any series issued under that indenture in any material respect; and

•	to establish the form or terms of any debt securities and to accept the appointment of a successor trustee, each as permitted under the indenture.

The holders of a majority in principal amount of the outstanding debt securities of any series (or, in some cases, of all debt securities issued under the applicable indenture that are affected, voting as one class) may waive any existing or past default or event of default with respect to those debt securities. Those holders may not, however, waive any default or event of default in any payment on any debt security or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected.

Defeasance and Discharge

Defeasance. When we use the term defeasance, we mean discharge from some or all of our obligations under an indenture. If we deposit with the trustee under an indenture any combination of money or government securities sufficient to make payments on the debt securities of a series issued under that indenture on the dates those payments are due, then, at our option, either of the following will occur:

•	we will be discharged from our obligations with respect to the debt securities of that series (“legal defeasance”); or

•	we will no longer have any obligation to comply with specified restrictive covenants with respect to the debt securities of that series, the covenant described under “—Consolidation, Merger and Sales of Assets” and other specified covenants under the applicable indenture, and the related events of default will no longer apply (“covenant defeasance”).

If a series of debt securities is defeased, the holders of the debt securities of that series will not be entitled to the benefits of the applicable indenture, except for obligations to register the transfer or exchange of debt securities, replace stolen, lost or mutilated debt securities or maintain paying agencies and hold money for payment in trust. In the case of covenant defeasance, our obligation to pay principal, premium and interest on the debt securities will also survive.

Unless we inform you otherwise in the prospectus supplement, we will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for U.S. federal income tax purposes and that the holders would be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the deposit and related defeasance had not occurred. If we elect legal defeasance, that opinion of counsel must be based upon a ruling from the United States Internal Revenue Service or a change in law to that effect.

Under current U.S. federal income tax law, legal defeasance would likely be treated as a taxable exchange of debt securities to be defeased for interests in the defeasance trust. As a consequence, a United States holder would recognize gain or loss equal to the difference between the holder’s cost or other tax basis for the debt securities and the value of the holder’s interest in the defeasance trust, and thereafter would be required to include in income a share of the income, gain or loss of the defeasance trust. Under current U.S. federal income tax law, covenant defeasance would not be treated as a taxable exchange of such debt securities.

Satisfaction and Discharge. In addition, an indenture will cease to be of further effect with respect to the debt securities of a series issued under that indenture, subject to exceptions relating to compensation and indemnity of the trustee under that indenture and repayment to us of excess money or government securities, when:

•	either

(a) all outstanding debt securities of that series have been delivered to the trustee for cancellation; or

(b) all outstanding debt securities of that series not delivered to the trustee for cancellation either:

•	have become due and payable,

•	will become due and payable at their stated maturity within one year, or

•	are to be called for redemption within one year; and

•	we have deposited with the trustee any combination of money or government securities in trust sufficient to pay the entire indebtedness on the debt securities of that series when due; and

•	we have paid all other sums payable by us with respect to the debt securities of that series.

Governing Law

New York law will govern the indentures and the debt securities.

The Trustees

We will name the trustee under an indenture in the applicable prospectus supplement.

Each indenture contains limitations on the right of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims or to realize on certain property received for any such claim, as security or otherwise. The trustee and its affiliates are permitted to engage in other transactions with us. If, however, the trustee acquires any conflicting interest, it must eliminate that conflict or resign within 90 days after ascertaining that it has a conflicting interest and after the occurrence of a default under the applicable indenture, unless the default has been cured, waived or otherwise eliminated within the 90-day period.

Payments and Paying Agents

Unless we inform you otherwise in a prospectus supplement, we will make payments on the debt securities in U.S. dollars at the office of the trustee and any paying agent. At our option, however, payments may be made by wire transfer for global debt securities or by check mailed to the address of the person entitled to the payment as it appears in the security register. Unless we inform you otherwise in a prospectus supplement, we will make interest payments to the person in whose name the debt security is registered at the close of business on the record date for the interest payment.

Unless we inform you otherwise in a prospectus supplement, the trustee under the applicable indenture will be designated as the paying agent for payments on debt securities issued under that indenture. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

If the principal of or any premium or interest on debt securities of a series is payable on a day that is not a business day, the payment will be made on the following business day. For these purposes, unless we inform you otherwise in a prospectus supplement, a “business day” is any day that is not a Saturday, a Sunday or a day on which banking institutions in any of New York, New York, Houston, Texas or a place of payment on the debt securities of that series is authorized or obligated by law, regulation or executive order to remain closed.

Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent will pay to us upon written request any money held by them for payments on the debt securities that remains unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

Form, Exchange, Registration and Transfer

We will issue the debt securities in registered form, without interest coupons. Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms but in different authorized denominations in accordance with the applicable indenture. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent designated by us. The security registrar or transfer agent will effect the transfer or exchange if its requirements and the requirements of the applicable indenture are met. We will not charge a service charge for any registration of transfer or exchange of the debt securities. We may, however, require payment of any transfer tax or similar governmental charge payable for that registration.

We will appoint the trustee as security registrar for the debt securities. If a prospectus supplement refers to any transfer agents we initially designate, we may at any time rescind that designation or approve a change in the location through which any transfer agent acts. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional transfer agents for any series of debt securities.

In the case of any redemption of debt securities of a series or any repurchase of debt securities of a series required under the terms of the series, we will not be required to register the transfer or exchange of:

•	any debt security of that series during a period beginning 15 business days prior to the mailing of the relevant notice of redemption or repurchase and ending on the close of business on the day of mailing of such notice; or

•	any debt security of that series that has been called for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

Book-Entry Debt Securities

We may issue the debt securities of a series in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. We may issue global debt securities in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

DESCRIPTION OF CAPITAL STOCK

General

The following descriptions are summaries of material terms of our common stock, preferred stock, restated certificate of incorporation and bylaws. Copies of our restated certificate of incorporation and bylaws have been incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you are urged to review these documents. Please read “Where You Can Find More Information.”

As of the date of this prospectus, our authorized capital stock consists of 50 million shares of common stock, par value $0.01 per share, and 10 million shares of preferred stock, par value $0.01 per share.

Common Stock

Each share of common stock entitles the holder to one vote on all matters on which holders are permitted to vote, including the election of directors. There are no cumulative voting rights. Accordingly, holders of a majority of the total votes entitled to vote in an election of directors will be able to elect all of the directors standing for election. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of the common stock will share equally on a per share basis any dividends when, as and if declared by the board of directors out of funds legally available for that purpose. If we are liquidated, dissolved or wound up, the holders of our common stock will be entitled to a ratable share of any distribution to stockholders, after satisfaction of all of our liabilities and of the prior rights of any outstanding class of our preferred stock. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority, without stockholder approval, to issue shares of preferred stock from time to time in one or more series, and to fix the number of shares and terms of each such series. The board may determine the designation and other terms of each series, including the following:

•	dividend rates,

•	whether dividends will be cumulative or non-cumulative,

•	redemption rights,

•	liquidation rights,

•	sinking fund provisions,

•	conversion or exchange rights, and

•	voting rights.

The issuance of preferred stock, while providing us with flexibility in connection with possible acquisitions and other transactions, could adversely affect the voting power of holders of our common stock. It could also affect the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation.

The issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an attempt to obtain control of our company. For example, if, in the exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal was not in the best interest of our stockholders, the board could authorize the issuance of a series of preferred stock containing class voting rights that would enable the holder or holders of this series to prevent a change of control transaction or make it more difficult. Alternatively, a change of control transaction deemed by the board to be in the best interest of our stockholders could be facilitated by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders.

For purposes of the rights plan described below, our board has designated 500,000 shares of preferred stock to constitute the Series A Junior Participating Preferred Stock. For a description of the rights plan, please read “—Stockholder Rights Plan.”

The prospectus supplement relating to any series of preferred stock that we may offer will include specific terms relating to the offering. We will file a form of certificate of designation with the SEC, and you should read the certificate of designation for provisions that may be important to you. The prospectus supplement will summarize the general terms of any such series of preferred stock.

Stockholder Rights Plan

We have adopted a preferred share purchase rights plan. Under the plan, each share of our common stock includes one right to purchase preferred stock. The rights will separate from our common stock and become exercisable (1) ten days after public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% of our outstanding common stock or (2) ten business days following the commencement of a tender offer or exchange offer that would result in a person’s acquiring beneficial ownership of 15% of our outstanding common stock. A 15% beneficial owner is referred to as an “acquiring person” under the plan. Larry E. Reimert, Gary D. Smith, J. Mike Walker, Reimert Family Partners, Ltd. and Four Smith’s Company, Ltd. are not considered acquiring persons under the plan.

Our board of directors can elect to delay the separation of the rights from the common stock beyond the ten-day periods referred to above. The plan also confers on our board the discretion to increase or decrease the level of ownership that causes a person to become an acquiring person. Until the rights are separately distributed, the rights will be evidenced by the common stock certificates and will be transferred with and only with the common stock certificates.

After the rights are separately distributed, each right will entitle the holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock for a purchase price of $100. The rights will expire at the close of business on October 17, 2007, unless we redeem or exchange them earlier as described below.

If a person becomes an acquiring person, the rights will become rights to purchase shares of our common stock for one-half the current market price, as defined in the rights agreement, of the common stock. This occurrence is referred to as a “flip-in event” under the plan. After any flip-in event, all rights that are beneficially owned by an acquiring person, or by certain related parties, will be null and void. Our board of directors has the power to decide that a particular tender or exchange offer for all outstanding shares of our common stock is fair to and otherwise in the best interests of our stockholders. If the board makes this determination, the purchase of shares under the offer will not be a flip-in event.

If, after there is an acquiring person, we are acquired in a merger or other business combination transaction or 50% or more of our assets, earning power or cash flow are sold or transferred, each holder of a right will have the right to purchase shares of the common stock of the acquiring company at a price of one-half the current market price of that stock. This occurrence is referred to as a “flip-over event” under the plan. An acquiring person will not be entitled to exercise its rights, which will have become void.

Until ten days after the announcement that a person has become an acquiring person, our board of directors may decide to redeem the rights at a price of $.01 per right, payable in cash, shares of our common stock or other consideration. The rights will not be exercisable after a flip-in event until the rights are no longer redeemable.

At any time after a flip-in event and prior to either a person’s becoming the beneficial owner of 50% or more of the shares of our common stock or a flip-over event, our board of directors may decide to exchange the rights for shares of our common stock on a one-for-one basis. Rights owned by an acquiring person, which will have become void, will not be exchanged.

Other than provisions relating to the redemption price of the rights, the rights agreement may be amended by our board of directors at any time that the rights are redeemable. Thereafter, the provisions of the rights agreement other than the redemption price may be amended by the board of directors to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely affect the interests of holders of rights (excluding the interests of any acquiring person), or to shorten or lengthen any time period under the rights agreement. No amendment to lengthen the time period for redemption may be made if the rights are not redeemable at that time.

The rights have certain anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us even if the acquisition may be favorable to the interests of our stockholders. Because the board of directors can redeem the rights or approve a tender or exchange offer, the rights should not interfere with a merger or other business combination approved by the board.

Charter and Bylaw Provisions

Election and Removal of Directors

Our board of directors consists of between three and 12 directors. The exact number of directors is fixed from time to time by resolution of the board. Our board of directors is divided into three classes serving staggered three-year terms, with only one class being elected each year by our stockholders. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors. In addition, no director may be removed except for cause, and directors may be removed for cause only by an affirmative vote of shares representing a majority of the shares then entitled to vote at an election of directors. Any vacancy occurring on the board of directors and any newly created directorship may only be filled by a majority vote of the remaining directors in office.

Stockholder Meetings

Our restated certificate of incorporation and our bylaws provide that special meetings of our stockholders may be called only by any co-chairman of our board of directors, any co-chief executive officer, the president (if any) or the board pursuant to a resolution approved by the affirmative vote of a majority of the entire board of directors.

Stockholder Action by Written Consent

Our restated certificate of incorporation provides that any action required or permitted to be taken by the stockholders of our company must be effected at an annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders.

Amendment of Bylaws

Our bylaws may generally be altered, amended or repealed, and new bylaws may be adopted, by:

•	the board subject to the right of stockholders to amend or repeal such bylaws, or

•	the affirmative vote of holders of at least two-thirds of the combined voting power of the outstanding shares of all classes of our stock entitled to vote generally in the election of directors, voting together as a single class, at any annual meeting, or at any special meeting if notice of the proposed amendment is contained in the notice of the special meeting.

Other Limitations on Stockholder Actions

Our bylaws also impose some procedural requirements on stockholders who wish to:

•	make nominations in the election of directors,

•	propose that a director be removed,

•	propose any repeal or change in our bylaws, or

•	propose any other business to be brought before an annual or special meeting of stockholders.

Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with the following:

•	a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting,

•	the stockholder’s name and address,

•	the class and number of shares beneficially owned by the stockholder,

•	the names and addresses of any other stockholder supporting the proposal,

•	any financial interest of the stockholder in the proposal, and

•	a representation that the stockholder intends to appear in person or by proxy at the meeting to bring the proposed business before the annual meeting.

To be timely, a stockholder must generally deliver notice:

•	in connection with an annual meeting of stockholders, the stockholder’s notice must be delivered to, or mailed and received at, our principal executive offices not later than the close of the business on the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided however, that in the event that the date of such annual meeting is more than 30 days before or more than 60 days after the anniversary date, a stockholder notice will be timely if received by us not later than the close of business on the later of (1) the 90th day prior to the annual meeting and (2) the 10th day following the day on which we first publicly announce the date of the annual meeting, or

•	in connection with the election of a director at a special meeting of stockholders, not later than the close of business on the 10th day following the day on which notice of the date of the special meeting was mailed to the stockholders or the public disclosure of that date was made, whichever occurs first.

In order to submit a nomination for our board of directors, a stockholder must also submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as some other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by our stockholders.

Limitation on Liability of Directors

Our restated certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duties as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders,

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law,

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, and

•	any transaction from which the director derived an improper personal benefit.

Our bylaws provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Anti-Takeover Effects of Some Provisions

Some provisions of our restated certificate of incorporation and bylaws could make the following more difficult:

•	acquisition of control of us by means of a proxy contest or otherwise, or

•	removal of our incumbent officers and directors.

These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Transactions and Corporate Opportunities

In order to approve certain transactions involving related persons, our restated certificate of incorporation requires the affirmative vote of the holders of (1) not less than 80% of the then outstanding voting stock held by stockholders voting together as a single class and (2) not less than 66-2/3% of the then outstanding voting stock not beneficially owned, directly or indirectly, by the related person. These transactions include:

•	any merger, consolidation or share exchange of us or any of our subsidiaries with (1) any related person or (2) any other person who is, or after such merger, consolidation, or share exchange would be directly or indirectly an affiliate of the related person;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition by us or any of our subsidiaries to any related person or an affiliate of a related person or by any related person or an affiliate of a related person to us or any of our subsidiaries, of any assets or properties having an aggregate fair market value of $10,000,000 or more;

•	any issuance or transfer by us or any of our subsidiaries of any of our securities or any of our subsidiaries’ securities to any related person or an affiliate of a related person (subject to certain exceptions);

•	any dissolution voluntarily caused or proposed by or on behalf of a related person or an affiliate of a related person;

•

any reclassification of securities or recapitalization, or any merger, consolidation, or share exchange of with any of our subsidiaries or any other transaction that has the effect, either directly or indirectly, of increasing by more than 1% the proportionate share of the outstanding stock of any class or series or the securities convertible into stock of any class or series of us or any of our subsidiaries that is directly or indirectly owned by any related person or an affiliate of a related person or otherwise increasing the voting power of the outstanding stock of us or any of our subsidiaries that is held by any such related person or affiliate;

•	any series or combination of transactions having, directly or indirectly, the same effect as any of the foregoing; or

•	any agreement, contract, or other arrangement providing, directly or indirectly, for any of the foregoing transactions mentioned above.

A related person is a person or entity who or which (1) is the beneficial owner of 10% or more of the aggregate voting power of all of our outstanding stock; or (2) is one of our affiliates and at any time within the two-year period immediately prior to the date in question was the beneficial owner of 10% or more of the aggregate voting power of all of our outstanding stock; or (3) is an assignee of or has otherwise succeeded to any shares of our stock that were at any time within the two-year period immediately prior to the date in question beneficially owned by any related person, if such assignment or succession shall have occurred in the course of a privately negotiated transaction rather than an open market transaction. Our Co-Chief Executive Officers and certain entities which they control (as well as certain of their transferees) are not considered related persons.

These voting requirements do not apply, however, if:

•	the cash, property, securities, or other consideration to be received per share by holders of each and every outstanding class or series of our shares in the business combination meets certain requirements; or

•	a majority of the continuing directors shall have approved the business combination.

Delaware Anti-Takeover Law

We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:

•	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and shares owned in employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered; or

•	following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period.

Listing of Common Stock

Our common stock is listed on the New York Stock Exchange under the symbol “DRQ.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase debt securities, common stock, preferred stock or other securities or any combination of the foregoing. We may issue warrants independently or together with other securities. Warrants sold with other securities may be attached to or separate from the other securities. We will issue warrants under one or more warrant agreements between us and a warrant agent that we will name in the prospectus supplement.

The prospectus supplement relating to any warrants that we may offer will include specific terms relating to the offering. We will file the form of any warrant agreement with the SEC, and you should read the warrant agreement for provisions that may be important to you. The prospectus supplement will include some or all of the following terms:

•	the title of the warrants;

•	the aggregate number of warrants offered;

•	the designation, number and terms of the debt securities, common stock, preferred stock or other securities purchasable upon exercise of the warrants, and procedures by which those numbers may be adjusted;

•	the exercise price of the warrants;

•	the dates or periods during which the warrants are exercisable;

•	the designation and terms of any securities with which the warrants are issued;

•	if the warrants are issued as a unit with another security, the date, if any, on and after which the warrants and the other security will be separately transferable;

•	if the exercise price is not payable in U.S. dollars, the foreign currency, currency unit or composite currency in which the exercise price is denominated;

•	any minimum or maximum amount of warrants that may be exercised at any one time; and

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants.

SELLING STOCKHOLDERS

In addition to covering the offering of securities by us, this prospectus covers the possible offering for resale from time to time of up to an aggregate of $100,000,000 of shares of our common stock by the selling stockholders listed below. As used in this prospectus, “selling stockholders” include the successors-in-interest, donees, transferees or others who may later hold the selling stockholders’ interests and who will be named in a supplement to this prospectus.

Unless otherwise noted, the following table sets forth information as of September 30, 2005 regarding the beneficial ownership of the common stock held by the selling stockholders. Since each selling stockholder may sell none, all, or a portion of the $100,000,000 of shares of our common stock included in the prospectus, no meaningful estimate can be given as to the amount or percentage of shares that will be held by each selling stockholder after completion of any offering by any selling stockholder.

Name and Address (1)	Number of Shares	Percent of Stock (2)
Reimert Family Partners, Ltd. (3)(4)	2,838,620	15.8%
Four Smith’s Company, Ltd. (4)(5)	3,804,620	21.1%
J. Mike Walker (4)(6)	3,804,620	21.1%

(1)	The address of each selling stockholder is 13550 Hempstead Highway, Houston, Texas 77040.
(2)	Calculated as of September 30, 2005 based on 17,663,489 shares of common stock outstanding, plus the shares of common stock deemed outstanding pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934.
(3)	The managing general partner of Reimert Family Partners, Ltd. is Larry E. Reimert. The amount beneficially owned includes (a) 2,482,145 shares of common stock held by Reimert Family Partners, Ltd., with respect to which Mr. Reimert exercises voting and investment power, (b) 455 shares of common stock held directly by Mr. Reimert and (c) 356,020 shares of common stock that may be acquired pursuant to options that are currently exercisable or will become exercisable by Mr. Reimert within 60 days of the date of this prospectus. The amount does not include 12,000 shares of common stock owned by Mr. Reimert’s spouse and the shares of common stock shown above as beneficially owned by Four Smith’s Company, Ltd. and Mr. Walker, as to which the selling stockholder disclaims beneficial ownership.
(4)	Larry E. Reimert and Reimert Family Partners, Ltd., Gary D. Smith and Four Smith’s Company, Ltd., and J. Mike Walker have entered into a stockholders agreement wherein each party has agreed to vote shares of common stock held by such party for election of one nominee to the Board of Directors proposed by each of (i) Larry E. Reimert and Reimert Family Partners, Ltd., (ii) Gary D. Smith and Four Smith’s Company, Ltd. and (iii) J. Mike Walker. The parties to the stockholders agreement may be deemed to have formed a group pursuant to Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Any such group could be deemed to have beneficial ownership, for purposes of Section 13(d) and 13(g) of the Exchange Act, of all equity securities of the Company beneficially owned by such parties. Such parties would, as of September 30, 2005, be deemed to beneficially own an aggregate of 10,447,860 shares of common stock, or approximately 56% of the total number of shares of common stock outstanding.
(5)	The managing general partners of Four Smith’s Company, Ltd. are Gary D. Smith and his wife, Gloria Jean Smith. The amount beneficially owned includes (a) 3,448,045 shares of common stock held by Four Smith’s Company, Ltd., with respect to which Mr. Smith and his wife exercise voting and investment power, (b) 555 shares of common stock held directly by Mr. Smith and (c) 356,020 shares of common stock that may be acquired pursuant to options that are currently exercisable or will become exercisable by Mr. Smith within 60 days of the date of this prospectus. The amount does not include the shares of common stock shown above as beneficially owned by Reimert Family Partners, Ltd. and Mr. Walker, as to which the selling stockholder disclaims beneficial ownership.

(6)	The amount beneficially owned includes 356,020 shares of common stock that may be acquired pursuant to options that are currently exercisable or will become exercisable by Mr. Walker within 60 days of the date of this prospectus. The amount does not include the shares of common stock shown above as beneficially owned by Reimert Family Partners, Ltd. and Four Smith’s Company, Ltd., as to which the selling stockholder disclaims beneficial ownership.

Mr. Reimert is a Co-Chairman of our board and serves as one of our Co-Chief Executive Officers with principal responsibility for engineering, product development and finance. Mr. Smith is a Co-Chairman of our board and serves as one of our Co-Chief Executive Officers with principal responsibility for sales, service, training and administration. Mr. Walker is a Co-Chairman of our board and serves as one of our Co-Chief Executive Officers with principal responsibility for manufacturing, purchasing and facilities.

Employment Agreements

We have entered into employment agreements with each of Messrs. Reimert, Smith and Walker. Each of these agreements provides for an annual base salary, as well as an annual performance bonus equal to up to 120% of the executive’s annual base salary, with the precise amount of the bonus determined based on specific performance goals. The performance goals, which are equally weighted, are based on (i) our annual earnings before interest and taxes (“EBIT”) measured against our annual budget or plan, and (ii) our annual return on capital (defined as EBIT divided by total assets less current liabilities) compared to a peer group of companies. In addition, each agreement provides that the employee will receive an annual grant of a number of options under our incentive plan equal to the employee’s base salary multiplied by three and divided by the market price of our common stock on the grant date. Each agreement provides that the employee’s compensation, including his annual base salary, annual performance bonus and annual grant of options, shall be reviewed at least annually by our compensation committee and shall be subject to increase at any time and from time to time on a basis determined by our compensation committee, in the exercise of its sole discretion. Each agreement also entitles the employee to participate in all of our incentive, savings, retirement and welfare benefit plans in which our other executive officers participate. Each agreement requires us to maintain a flexible perquisites spending account in the amount of $25,000 each year for use in paying for membership dues, costs associated with purchasing or leasing an automobile, financial counseling, tax return preparation and mobile phones. We are required to pay the unused and remaining balances of such accounts annually to Messrs. Reimert, Smith and Walker.

On October 27, 2004, each of the employment agreements had a remaining term of four years. The term of each of the employment agreements is automatically extended for one year on October 27 of every year, such that the remaining term of each agreement will never be less than three years. Each agreement is subject to our right and the right of the employee to terminate the employee’s employment at any time. Each agreement provides that, upon termination of employment because of death or disability, or if employment is terminated by us for any reason (except under certain limited circumstances defined as “for cause” in the agreement), or if employment is terminated by the employee subsequent to a change of control (as defined) or with good reason (as defined), the employee will generally be entitled to (i) a lump sum cash payment equal to the employee ‘s base salary through the date of termination, together with any deferred compensation previously awarded and any accrued vacation time, (ii) a lump sum cash payment equal to the annual base salary that would have been paid to the employee beginning on the date of termination and ending on the latest possible date of termination of the employment in accordance with the agreement, (iii) a lump sum cash payment equal to the annual bonus calculated in accordance with the agreement for the remaining employment period (assuming for such purpose that the annual bonus payable for each applicable period during the remaining employment period would equal the highest annual bonus paid during the last three years prior to the date of termination), (iv) immediate vesting of any stock options or restricted stock previously granted to such employee and outstanding as of the time immediately prior to the date of his termination, or a cash payment in lieu thereof, and (v) continued participation in medical, dental and life insurance coverage until the employee receives equivalent coverage and benefits under other plans of a subsequent employer or the later of the death of the employee, the death of the employee’s spouse and the youngest child of the employee reaching age 21. We will also pay the employee any such amount as may be necessary to hold the employee harmless from the consequences of any resulting excise or other similar purpose tax relating to “parachute payments” under the Internal Revenue Code of 1986, as amended.

Each agreement also provides that, during the term of the agreement and after termination thereof, the employee shall not divulge any of our confidential information, knowledge or data. In addition, each agreement requires the employee to disclose and assign to us any and all conceptions and ideas for inventions, improvements and valuable discoveries made by the employee which pertain primarily to our material business activities. Each agreement also provides that, in the event that the agreement is terminated for cause or the employee voluntarily resigns (other than following a change of control or for good reason), for one year thereafter the employee will not within any country with respect to which he has devoted substantial attention to our material business interests, (i) accept employment or render services to one of our competitors or (ii) enter into or take part in business that would be competitive with us.

On October 28, 2004 we entered into letter agreements with each of Messrs. Reimert, Smith and Walker pursuant to which Messrs. Reimert, Smith and Walker waived their respective rights to receive stock options for the year 2004 under the employment agreements.

Registration Rights Agreement

Pursuant to a registration rights agreement, dated as of October 17, 1997, we agreed to register certain securities owned by the selling stockholders and to indemnify the selling stockholders against certain liabilities related to the selling of our common stock, including liabilities arising under the Securities Act of 1933, as amended. Under the registration rights agreement, we also agreed to pay the costs and fees of registering the shares of common stock (including the reimbursement of fees paid by the selling stockholder to counsel); however, the selling stockholders will pay any underwriting fees, discounts or commissions relating to the sale of their shares of common stock.

PLAN OF DISTRIBUTION

We and the selling stockholders may sell the securities in and outside the United States (a) through underwriters or dealers, (b) directly to purchasers or (c) through agents. The prospectus supplement will include the following information:

•	the terms of the offering;

•	the names of any underwriters or agents;

•	the purchase price of the securities from us or the selling stockholders and, if the purchase price is not payable in U.S. dollars, the currency or composite currency in which the purchase price is payable;

•	the net proceeds to us or the selling stockholders from the sale of securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	the initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Sale Through Underwriters or Dealers

If we or the selling stockholders use underwriters in the sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we or the selling stockholders inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters also may impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

If we or the selling stockholders use dealers in the sale of securities, the securities will be sold directly to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The dealers participating in any sale of the securities may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We or the selling stockholders will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

We or the selling stockholders may sell the securities directly. In that event, no underwriters or agents would be involved. We or the selling stockholders may also sell the securities through agents we designate from time to time. In the prospectus supplement, we or the selling stockholders will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable by us to the agent. Unless we or the selling stockholders inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We or the selling stockholders may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We or the selling stockholders will describe the terms of any such sales in the prospectus supplement.

Private Sales

Our common stock covered by this prospectus which qualifies for sale pursuant to Rule 144 under the Securities Act may be sold by the selling stockholders under Rule 144 rather than pursuant to this prospectus.

Delayed Delivery Contracts

If we or the selling stockholders so indicate in the prospectus supplement, we or the selling stockholders may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

Remarketing

We or the selling stockholders may offer and sell any of the securities in connection with a remarketing upon their purchase, in accordance with a redemption or repayment by their terms or otherwise, by one or more remarketing firms acting as principals for their own accounts or as our agents. We or the selling stockholders will identify any remarketing firm, the terms of any remarketing agreement and the compensation to be paid to the remarketing firm in the prospectus supplement. Remarketing firms may be deemed underwriters under the Securities Act of 1933.

Derivative Transactions

We or the selling stockholders may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third parties may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock.

We or one of our affiliates may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus. Such financial institution or third party may transfer its short position to investors in our securities or in connection with a simultaneous offering of other securities offered by this prospectus or otherwise.

The third parties in any of the sale transactions described above will be underwriters and will be identified in the applicable prospectus supplement or in a post-effective amendment to the registration statement of which this prospectus forms a part.

General Information

We or the selling stockholders may have agreements with the agents, dealers and underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

LEGAL OPINIONS

Certain legal matters in connection with this offering will be passed upon for us by our counsel, Baker Botts L.L.P., Houston, Texas. Any underwriters will be advised about other issues relating to any offering by their own legal counsel, which firm will be named in the related prospectus supplement.

EXPERTS

The consolidated financial statements and management’s assessment of internal control over financial reporting as of December 31, 2004 incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Dril-Quip, Inc. at December 31, 2003 and for each of the two years in the period then ended, incorporated in this prospectus by reference to Dril-Quip’s Annual Report (Form 10-K) for the year ended December 31, 2004, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, include therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. Our SEC filings are also available to the public from our web site at http://www.dril-quip.com. However, the other information on our web site does not constitute part of this prospectus. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This prospectus is part of a registration statement we have filed with the SEC relating to the securities we or the selling stockholders may offer. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and the schedules for more information about us, the selling stockholders and our securities. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its Web site.

We are incorporating by reference information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC automatically will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the securities:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2004;

•	our quarterly reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005;

•	our current reports on Form 8-K filed on March 9, 2005, March 16, 2005 and October 17, 2005; and

•	the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on October 1 1997, as amended by the Registration Statement on Form 8-A/A filed on October 17, 1997, as we may update that description from time to time.

You may request a copy of these filings (other than an exhibit to those filings unless we have specifically incorporated that exhibit by reference into the filing), at no cost, by writing or telephoning us at the following address:

Dril-Quip, Inc.

13550 Hempstead Highway

Houston, Texas 77040

Attention: Jerry M. Brooks, Chief Financial Officer

Telephone: (713) 939-7711